Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

LA JOLLA PHARMACEUTICAL COMPANY

a Delaware Corporation

at

$6.23 Net Per Share

by

Innoviva Acquisition Sub, Inc.

a wholly owned subsidiary of

Innoviva, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 19, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

INNOVIVA ACQUISITION SUB, INC. (“PURCHASER”), A WHOLLY OWNED SUBSIDIARY OF INNOVIVA, INC., A DELAWARE CORPORATION (“PARENT” OR “INNOVIVA” AND, TOGETHER WITH PURCHASER, THE “PURCHASER PARTIES”), IS OFFERING TO PURCHASE FOR CASH ALL OF THE OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.0001 PER SHARE (THE “SHARES”), OF LA JOLLA PHARMACEUTICAL COMPANY, A DELAWARE CORPORATION (THE “COMPANY” OR “LA JOLLA”) AT A PURCHASE PRICE OF $6.23 PER SHARE (THE “OFFER PRICE”), NET TO THE SELLER IN CASH, WITHOUT INTEREST THEREON AND LESS ANY APPLICABLE WITHHOLDING TAXES, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE (THE “OFFER TO PURCHASE”) AND IN THE RELATED LETTER OF TRANSMITTAL (THE “LETTER OF TRANSMITTAL,” WHICH TOGETHER WITH THIS OFFER TO PURCHASE AND OTHER RELATED MATERIALS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME IN ACCORDANCE WITH THE TERMS OF THE MERGER AGREEMENT (AS DEFINED BELOW), CONSTITUTES THE “OFFER”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 10, 2022 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and La Jolla. The Merger Agreement provides, among other things, that following the acceptance for payment of Shares pursuant to and subject to the conditions to the Offer (the date and time of such acceptance, the “Acceptance Time”), and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will merge with and into La Jolla (the “Merger”), with La Jolla continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and a direct wholly owned subsidiary of Parent (the closing of the Merger, the “Merger Closing”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (i) any Shares and shares of La Jolla’s Series C-12 Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Shares”) that are owned by or held in the treasury of La Jolla or any other wholly owned subsidiary of La Jolla; (ii) any Shares and Preferred Shares owned by Innoviva, Purchaser or any other wholly owned subsidiary of Innoviva; and (iii) Shares and Preferred Shares owned by stockholders who validly exercise appraisal rights under the Delaware General Corporation Law (the “DGCL”) with respect to such Shares, will be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes. Additionally, in the Merger, each share of La Jolla’s Series C-12 Convertible Preferred Stock, par value $0.0001 per share (each, a “Preferred Share”) (other than any Preferred Shares owned by stockholders who validly exercise appraisal rights under the DGCL with respect to such Preferred Shares) will be automatically converted into the right to receive an amount in cash equal to 1,724.04 times the Offer Price (the “Preferred Share Price”), which represents the conversion price of the Preferred Shares in accordance with La Jolla’s amended and restated certificate of incorporation, in cash, without interest and subject to any applicable withholding taxes. As a result of the Merger, La Jolla will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Condition (as described below) and (ii) the HSR Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer on or prior to one minute after 11:59 p.m., New York City time, on August 19, 2022, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”), represent at least one more Share than fifty percent (50%) of the Shares outstanding at the time of the expiration of the Offer. The HSR Condition requires that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) in respect of the transactions contemplated by the Merger Agreement shall have expired or been terminated and a governmental body of competent jurisdiction shall not have enacted, issued, promulgated, enforced or entered any order, executive order, temporary restraining order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which has the effect of prohibiting the consummation of the Offer or making the Offer or the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger, nor shall any legal requirement have been promulgated, enacted, issued, or deemed applicable to the Offer or the Merger by any governmental body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger. The Offer also is subject to other conditions as described in the Offer to Purchase. See Section 16—“Certain Conditions to the Offer.”

After careful consideration, La Jolla’s board of directors (the “La Jolla Board”), has unanimously (i) determined that the Merger Agreement and the Contemplated Transactions (as defined below), including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, are advisable and in the best interests of La Jolla and its stockholders and that the Offer, the Merger and the terms and conditions of the Merger Agreement are fair to La Jolla and La Jolla’s stockholders; (ii) declared it advisable for La Jolla to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by La Jolla of the Merger Agreement and any other agreements and instruments related to the Merger Agreement that are deemed necessary or appropriate by certain executive officers of La Jolla and the consummation of the Contemplated Transactions; (iv) agreed that the Merger would be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that La Jolla’s stockholders tender their Shares to Purchaser pursuant to the Offer.

A summary of the principal terms of the Offer appears on pages 1 through 9. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

July 25, 2022

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (the “Depositary”), and either (i) deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to one minute after 11:59 p.m., New York City time, on August 19, 2022, unless we extend the Offer pursuant to the terms of the Merger Agreement, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery by book-entry transfer, is at the election and sole risk of the tendering stockholder.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

We are not aware of any jurisdiction where the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or is prohibited by any administrative or judicial action pursuant thereto. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

We have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. In addition, La Jolla has filed the Schedule 14D-9 (including exhibits) in accordance with the Exchange Act setting forth its recommendation and furnishing certain additional related information. The Schedule TO and Schedule 14D-9, and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in “The Tender Offer—Section 7. Certain Information Concerning La Jolla—Available Information.”

No person has been authorized to give any information or make any representation on behalf of Innoviva or Purchaser not contained in this Offer to Purchase or the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be the agent of Innoviva, Purchaser, La Jolla, the Information Agent or the Depositary or any of their affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Innoviva, Purchaser, La Jolla, or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

i

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

D.F. King & Co., Inc. 48 Wall Street New York, New York 10005 Stockholders Call (Toll-Free): (888) 644-6071 Banks and Brokers Call: (212) 269-5550 By Email: LJPC@dfking.com

ii

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the related Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning La Jolla contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by La Jolla or has been taken from or is based upon publicly available documents or records of La Jolla on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to La Jolla provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.0001 per share, of La Jolla Pharmaceutical Company

Price Offered Per Share	$6.23 (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes

Scheduled Expiration of Offer	One minute after 11:59 p.m., New York City time, on August 19, 2022, unless the Offer is extended or earlier terminated.

Purchaser	Innoviva Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Innoviva, Inc., a Delaware corporation.

La Jolla Board Recommendation	On July 10, 2022, the La Jolla board of directors (the “La Jolla Board”), unanimously (i) determined that the Merger Agreement and the Contemplated Transactions (as defined below), including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, are advisable and in the best interests of La Jolla and its stockholders and that the Offer, the Merger and the terms and conditions of the Merger Agreement are fair to La Jolla and La Jolla’s stockholders; (ii) declared it advisable for La Jolla to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by La Jolla of the Merger Agreement and any other agreements and instruments related to the Merger Agreement that are deemed necessary or appropriate by certain executive officers of La Jolla and the consummation of the Contemplated Transactions; (iv) agreed that the Merger would be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that La Jolla’s stockholders tender their Shares to Purchaser pursuant to the Offer (the “La Jolla Board Recommendation”).

Supporting Stockholders	Contemporaneously with the execution and delivery of the Merger Agreement, certain stockholders of La Jolla entered into a Support Agreement with Innoviva and Purchaser pursuant to which each such person agreed, among other things, to tender all of the Shares beneficially owned by such person in the Offer. The Supporting Stockholders (as defined below) beneficially own, in the aggregate, approximately 40% of the outstanding Shares.

Who is offering to buy my Shares?

•

Innoviva Acquisition Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Innoviva, Inc., (“Parent” and, together with Purchaser, the “Purchaser Parties”), is offering to purchase for cash any and all of the outstanding shares of common stock, par value $0.0001 per share, of La Jolla. Innoviva is a company with a portfolio of royalties and other healthcare assets.

•

Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into La Jolla (the “Merger”) in accordance with the Merger Agreement (as defined herein) and the Delaware General Corporation Law (“DGCL”).

See Section 8—“Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase (the “Offer to Purchase”), we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the terms “Parent” or “Innoviva” to refer to Innoviva, Inc. alone, the term “Purchaser” to refer to Innoviva Acquisition Sub, Inc. alone and the terms the “Company” or “La Jolla” to refer to La Jolla Pharmaceutical Company alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase any and all of the outstanding shares of common stock, par value $0.0001 per share, of La Jolla on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (the “Letter of Transmittal”). Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of common stock, par value $0.0001 per share, of La Jolla that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase for cash any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in La Jolla. If the Offer is consummated, Parent intends to consummate the Merger (the “Merger Closing”) three business days after the satisfaction of the last to be satisfied of the conditions to close the Merger under the Merger Agreement (other than the conditions, which by their nature are to be satisfied at the Merger Closing, but subject to the satisfaction or waiver of each of such conditions), or such other place and time agreed by Parent, Purchaser, and La Jolla in writing (the “Closing Date”). Upon consummation of the Merger, La Jolla would cease to be a publicly traded company and would be a wholly owned subsidiary of Parent.

See Section 10—“Background of the Offer; Past Contacts or Negotiations with La Jolla,” and Section 12—“Purpose of the Offer; Plans for La Jolla.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $6.23 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and La Jolla have entered into an Agreement and Plan of Merger, dated as of July 10, 2022 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”). The Merger Agreement provides, among other things, for certain of the terms and conditions to the Offer and the Merger.

See Section 11—“The Merger Agreement; Other Agreements” and Section 16—“Certain Conditions to the Offer.”

What does La Jolla’s Board think of the Offer?

At a meeting of the La Jolla Board held on July 10, 2022, the La Jolla Board unanimously:

•

determined that the Merger Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, are advisable and in the best interests of La Jolla and its stockholders and that the Offer, the Merger and the terms and conditions of the Merger Agreement are fair to La Jolla and La Jolla’s stockholders;

•	declared it advisable for La Jolla to enter into the Merger Agreement;

•

approved the execution, delivery and performance by La Jolla of the Merger Agreement and any other agreements and instruments related to the Merger Agreement that are deemed necessary or appropriate by certain executive officers of La Jolla and the consummation of the Transactions;

•	agreed that the Merger would be effected under Section 251(h) of the DGCL; and

•	resolved to recommend that La Jolla’s stockholders tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the reasons for the La Jolla Board’s approval of the Offer and the Merger is set forth in La Jolla’s Solicitation/Recommendation Statement on Schedule 14D-9.

Will you have the financial resources to make payment?

Yes, we currently have, and expect at the conclusion of the Offer will have, sufficient resources available to us. We estimate that we will need approximately $217 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding in-the-money options and Preferred Shares), and to pay related transaction fees and expenses at the Merger Closing.

See Section 9—“Source and Amount of Funds.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon (collectively, the “Offer Conditions”):

(a)

there having been validly tendered and not validly withdrawn in accordance with the terms of the Offer on or prior to the Expiration Time (as defined below) that number of Shares which represent at least one more Share than fifty percent (50%) of the Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

(b)

the applicable waiting period under the HSR Act in respect of the transactions contemplated by the Merger Agreement having expired or been terminated and a governmental body of competent jurisdiction not having enacted, issued, promulgated, enforced or entered any order, executive order, temporary restraining order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which has the effect of prohibiting the consummation of the Offer or making the Offer or the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger, nor shall any legal requirement having been promulgated, enacted, issued, or deemed applicable to the Offer or the Merger by any governmental body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger (the “HSR Condition”);

(c)

as of immediately prior to the Expiration Time, there not be pending any legal proceeding in which a governmental body is a party: (i) challenging or seeking to restrain, prohibit, rescind or unwind the Offer or the Merger; (ii) seeking to prohibit or limit in any material respect Parent’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of La Jolla; (iii) relating to the Offer or the Merger and that would reasonably be expected to materially and adversely affect the right or ability of Innoviva to own any of the material assets or materially limit the operation of the business of La Jolla and each of its subsidiaries (the “Target Companies”), taken as a whole; (iv) seeking to compel any of the Target Companies, Innoviva or any subsidiary of Innoviva to dispose of or hold separate any material assets or material business as a result of the Offer or the Merger; or (v) relating to the Offer or the Merger and seeking to impose (or that would reasonably be expected to result in the imposition of) any criminal sanctions or criminal liability on Parent or any of the Target Companies;

(d)

(i) the representations and warranties of La Jolla set forth in Sections 2.1 (Subsidiaries; Due Organization; Etc.), 2.22 (Authority; Binding Nature of Agreement), 2.24 (No Vote Required) and 2.27 (Financial Advisor) of the Merger Agreement being accurate in all respects as of the Expiration Time as though made on and as of the Expiration Time (except for any such representations and warranties made as of a specific date, which shall have been accurate in all respects as of such date); (ii) the representations and warranties of La Jolla set forth in Section 2.3 (Capitalization, Etc.) (other than Sections 2.3(d) and 2.3(g)) of the Merger Agreement being accurate in all respects (other than de minimis inaccuracies) as of the Expiration Time as though made on and as of the Expiration Time (except for any such representations and warranties made as of a specific date, which shall have been true and correct (other than de minimis inaccuracies) in all respects as of such date); and (iii) each of the representations and warranties of La Jolla (other than those in subclauses (i) and (ii) above) being accurate in all respects as of the Expiration Time (except for any such representations and warranties made as of a specific date, which shall have been accurate in all respects as of such date); provided, however, that for purposes of determining the accuracy of such representations and warranties as of the foregoing dates in subclause (iii) all qualifications limiting the scope of such representations and warranties indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially” will be disregarded, except, where the failure of any such representations and warranties to be so true and correct would not, and would not be reasonably expected to, have, individually or in the aggregate, a Company Material Adverse Effect (as defined below);

(e)

La Jolla having complied with or performed in all material respects the obligations, covenants and agreements under the Merger Agreement it is required to comply with or perform at or prior to the Acceptance Time;

(f)	since the date of the Merger Agreement, there not having occurred any Company Material Adverse Effect;

(g)

Innoviva and Purchaser having received a certificate of an executive officer of La Jolla, dated as of the Expiration Time, certifying on behalf of La Jolla to the satisfaction of the conditions set forth in clauses (d) and (e) above; and

(h)	the Merger Agreement not having been validly terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are subject to the terms and conditions set forth in the Merger Agreement, and in addition to Purchaser’s right to extend, amend, or terminate the Offer in accordance with the provisions of the Merger Agreement.

Parent and Purchaser expressly reserve the right to waive any of the Offer Conditions to increase the Offer Price or to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that Parent and Purchaser shall not: unless otherwise provided in the Merger Agreement or previously approved by La Jolla in writing:

•	reduce the Offer Price or increase the Offer Price by an increment of less than $0.25 per share;

•	change the form of consideration payable in the Offer;

•	reduce the number of Shares sought to be purchased in the Offer;

•	waive, amend or change the Minimum Condition or the Termination Condition;

•	add to the Offer Conditions;

•	extend the expiration of the Offer except as required or permitted under the Merger Agreement;

•	provide for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act; or

•

amend, modify or supplement any Offer Condition or any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the consummation of the Offer or prevent, materially delay or impair the ability of Innoviva or Purchaser to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement (the “Contemplated Transactions”).

See Section 16—“Certain Conditions to the Offer.”

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Have any La Jolla stockholders agreed to tender their Shares?

Yes. As a condition to Parent’s and Purchaser’s willingness to enter into the Merger Agreement, Parent and Purchaser entered into the Support Agreement, dated as of the date of the Merger Agreement, with Tang Capital Partners, LP and the Kevin C. Tang Foundation (the “Supporting Stockholders” and such agreement, the “Support Agreement”). Pursuant to the Support Agreement, the Supporting Stockholders agreed, subject to certain limited specified exceptions, to tender, and not withdraw, all outstanding Shares beneficially owned by them, or acquired by them after such date (collectively, the “Subject Shares”). In addition, the Supporting Stockholders have agreed, subject to certain exceptions, to refrain from disposing of the Subject Shares and soliciting alternative acquisition proposals to the Merger. The Support Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement. The Supporting Stockholders did not, and will not, receive any additional consideration in connection with the execution and delivery of the Support Agreement.

See Section 8—“Certain Information Concerning Parent and Purchaser” and Section 11—“The Merger Agreement; Other Agreements—Support Agreement.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can:

i.

tender your Shares in the Offer by delivering (A) the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary (as defined herein), or (B) a completed and signed Letter of Transmittal indicating that you tender all of your Shares, together with any other documents required by the Letter of Transmittal, to the Depositary, or

ii.	tender your Shares by following the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, not later than the Expiration Time.

The Letter of Transmittal is enclosed with this Offer to Purchase. If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute after 11:59 p.m., New York City time, on August 19, 2022, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”) or the Offer is earlier terminated.

The date and time at which acceptance for payment of Shares pursuant to and subject to the conditions to the Offer occurs (the “Acceptance Time”), shall occur promptly following the Expiration Time (the date and time at which the Merger becomes effective, the “Effective Time”).

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Time. Pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), Shares also may be withdrawn at any time after September 23, 2022, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4—“Withdrawal Rights.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•

Subject to the parties termination rights under the Merger Agreement: (i) if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied (unless such condition is waivable by Purchaser or Parent and has been waived), Purchaser may, in its discretion (and without the consent of La Jolla or any other person), extend the Offer for additional periods of up to ten business days per extension, to permit such Offer Condition to be satisfied; and (ii) if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied (unless such condition is waivable by Purchaser or Parent and has been waived), at the request of La Jolla, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for additional periods specified by La Jolla of up to ten business days per extension (or such other period as the parties may agree), to permit such Offer Condition to be satisfied; provided, however, that in no event shall Parent or Purchaser (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement and (y) October, 9, 2022 (the “End Date”) (such earlier occurrence, the “Extension Deadline”) or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of La Jolla.

See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1—“Terms of the Offer.”

If the Offer is completed, will La Jolla continue as a public company?

As soon as practicable following the completion of the Offer, we intend to effect the Merger. If the Merger takes place, La Jolla will no longer be publicly traded. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

See Section 14—“Certain Effects of the Offer.”

If the Merger Agreement is terminated, what will happen to the Offer?

In the event that the Merger Agreement is validly terminated, Purchaser shall (i) promptly (and in any event within one business day) of such termination terminate the Offer, (ii) not acquire any Shares pursuant to the Offer and (iii) promptly return, or cause the Depositary to return, in accordance with applicable law, all tendered Shares to the tendering stockholders.

See Section 1—“Terms of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and each of the Shares outstanding prior to the Effective Time (other than Shares held by Parent, Purchaser, La Jolla or any other wholly owned subsidiary of Parent, Purchaser, La Jolla or by any stockholder of La Jolla who validly exercises appraisal rights under the DGCL with respect to such Shares) will at the Effective Time be converted into the right to receive an amount in cash equal to the Offer Price without interest and less any applicable withholding taxes. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. Appraisal rights are available under Section 262 of the DGCL.

See the “Introduction” to this Offer to Purchase and Section 14—“Certain Effects of the Offer.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, subject to and in accordance with the DGCL, holders of Shares will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and properly perfect their right to seek appraisal under the DGCL in connection with the Merger. In addition, if the Merger is consummated, the holders of record of Preferred Shares will be able to seek appraisal under the DGCL.

See Section 18—“Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On July 8, 2022, which was the last trading day prior to the date Parent’s offer was made public, the reported closing sales price of the Shares on Nasdaq Global Market (“Nasdaq”) was $3.39. On July 22, 2022, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $6.19. The Offer Price represents a premium of approximately 83.8% over the July 8, 2022 closing stock price and a premium of approximately 0.6% over the July 22, 2022 stock price.

See Section 6—“Price Range of Shares; Dividends.”

What will happen to my Preferred Shares in the Offer?

The Offer is made only for Shares and is not made for any Preferred Shares. Pursuant to the Merger Agreement, prior to the Effective Time, other than (i) any Preferred Shares that are owned by or held in the treasury of La Jolla or any other wholly owned subsidiary of La Jolla; (ii) any Preferred Shares owned by Innoviva, Purchaser or any other wholly owned subsidiary of Innoviva; and (iii) Preferred Shares owned by stockholders who validly exercise appraisal rights under the DGCL with respect to such Shares, will be automatically converted into the right to receive the Preferred Share Price, which represents the conversion price of the Preferred Shares in accordance with La Jolla’s amended and restated certificate of incorporation, in cash, without interest and subject to any applicable withholding taxes.

See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Effect on Capital Stock.”

What will happen to my Options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares. Pursuant to the Merger Agreement, prior to the Effective Time, La Jolla will take all actions necessary or appropriate to cause each option to purchase Shares (an “Option”), whether vested or unvested, to be terminated and cancelled immediately prior to the Effective Time in exchange for the right of the holder thereof to receive a lump-sum amount in cash, without interest, equal to the excess, if any, of the Offer Price over the exercise price per share thereof, net of any taxes withheld pursuant to the Merger Agreement. For the avoidance of doubt, with respect to each Option with an exercise price that is greater than or equal to the Offer Price, such termination and cancellation will be for no consideration.

See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Treatment of Options.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5—“Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call D.F. King & Co., Inc. at (888) 644-6071 (Toll Free). D.F. King & Co. is acting as the information agent for our tender offer (the “Information Agent”). See the back cover of this Offer to Purchase for additional contact information.

To the Holders of

Shares of Common Stock of La Jolla

INTRODUCTION

Innoviva Acquisition Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Innoviva, Inc. a Delaware corporation (“Parent,” and together with Purchaser, the “Purchaser Parties”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of La Jolla Pharmaceutical Company, a Delaware corporation (the “Company” or “La Jolla”) at a purchase price of $6.23 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Merger Agreement (as defined below), constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 10, 2022 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and La Jolla. The Merger Agreement provides, among other things, that as promptly as practicable following the acceptance for payment of Shares pursuant to and subject to the conditions to the Offer (the date and time of such acceptance, the “Acceptance Time”), and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will merge with and into La Jolla (the “Merger”), with La Jolla continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and a direct wholly owned subsidiary of Parent (the closing of the Merger, the “Merger Closing,” and the date of the Merger Closing, the “Closing Date”), in accordance with Section 251(h) of the Delaware General Corporation Law (“DGCL”) without a vote of Innoviva. The Acceptance Time shall occur promptly following the expiration of the Offer (which is expected to be on or prior to one minute after 11:59 p.m., New York City time, on August 19, 2022, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement, such date and time of the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (i) Shares owned by Parent, Purchaser, La Jolla or any other direct or indirect wholly owned subsidiary of Parent, Purchaser or La Jolla, and (ii) Shares owned by stockholders who validly exercise appraisal rights under the DGCL with respect to such Shares, will be automatically converted into the right to receive an amount in cash equal to the Offer Price without interest. Additionally, in the Merger, each share of La Jolla’s Series C-12 Convertible Preferred Stock, par value $0.0001 per share (each, a “Preferred Share”) (other than any Preferred Shares owned by stockholders who validly exercise appraisal rights under the DGCL with respect to such Preferred Shares) will be automatically converted into the right to receive an amount in cash equal to 1,724.04 times the Offer Price (the “Preferred Share Price”), which represents the conversion price of the Preferred Shares in accordance with La Jolla’s amended and restated certificate of incorporation, in cash, without interest and subject to any applicable withholding taxes. As a result of the Merger, La Jolla will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of La Jolla stock options.

Tendering stockholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Condition (as described below) and (ii) the HSR Condition (as described below).

The Minimum Condition requires that the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer on or prior to one minute after 11:59 p.m., New York City time, on August 19, 2022, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement represent at least one more Share than fifty percent (50%) of the Shares outstanding at the time of the expiration of the Offer. The HSR Condition requires that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) in respect of the transactions contemplated by the Merger Agreement shall have expired or been terminated and a governmental body of competent jurisdiction shall not have enacted, issued, promulgated, enforced or entered any order, executive order, temporary restraining order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which has the effect of prohibiting the consummation of the Offer or making the Offer or the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger, nor shall any legal requirement have been promulgated, enacted, issued, or deemed applicable to the Offer or the Merger by any governmental body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger. The Offer also is subject to other conditions as described in the Offer to Purchase. See Section 16—“Certain Conditions to the Offer.”

After careful consideration, the La Jolla Board, has unanimously (i) determined that the Merger Agreement and the Contemplated Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, are advisable and in the best interests of La Jolla and its stockholders and that the Offer, the Merger and the terms and conditions of the Merger Agreement are fair to La Jolla and La Jolla’s stockholders; (ii) declared it advisable for La Jolla to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by La Jolla of the Merger Agreement and any other agreements and instruments related to the Merger Agreement that are deemed necessary or appropriate by certain executive officers of La Jolla and the consummation of the Contemplated Transactions; (iv) agreed that the Merger would be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that La Jolla’s stockholders tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the La Jolla Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in La Jolla’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth on the Schedule 14D-9, including the information set forth under “Item 4. The Solicitation or Recommendation—Recommendation of the Board.”

La Jolla has advised Parent that, on July 21, 2022, 24,926,469 Shares were issued and outstanding and the Minimum Condition would be satisfied if at least 12,463,235 Shares are validly tendered and not withdrawn on or prior to the Expiration Time.

Pursuant to the Merger Agreement, at the Effective Time, (a) the members of the board of directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation and (b) the officers of La Jolla immediately prior to the Effective Time will become the initial officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified.

If the Minimum Condition is met, Purchaser will have acquired a sufficient number of Shares after the Acceptance Time to approve the Merger without a vote of the stockholders of La Jolla pursuant to Section 251(h) of the DGCL. Therefore, the parties have agreed to take all necessary and lawful actions to cause the Merger to become effective as promptly as practicable following the Acceptance Time, without a meeting of the stockholders of La Jolla, in accordance with Section 251(h) of the DGCL.

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares in the Merger are described in Section 5—“Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Time and not withdrawn as permitted under Section 4—“Withdrawal Rights” (and in any event within one business day with respect to acceptance and three business days with respect to payment (in each case, calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) on or after the Expiration Time.

The Acceptance Time shall occur promptly following the expiration of the Offer (which is expected to be one minute after 11:59 p.m., New York City time, on August 19, 2022, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement).

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the HSR Condition and the other conditions described in Section 16—“Certain Conditions to the Offer.”

The Expiration Time may be extended in certain circumstances in accordance with the Merger Agreement, including (i) if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied (unless such condition is waivable by Purchaser or Parent and has been waived), Purchaser may, in its discretion (and without the consent of the Company or any other person), extend the Offer for additional periods of up to 10 business days per extension, to permit such Offer Condition to be satisfied; and (ii) if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied (unless such condition is waivable by Purchaser or Parent and has been waived), at the request of la Jolla, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for additional periods specified by La Jolla of up to 10 business days per extension (or such other period as the parties may agree), to permit such Offer Condition to be satisfied; provided, however, that in no event shall Parent or Purchaser (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement and (y) the End Date or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

Subject to the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”), Parent and Purchaser expressly reserve the right to waive any Offer Conditions to increase the Offer Price or to make any other changes and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that Parent and Purchaser shall not, unless otherwise provided in the Merger Agreement or previously approved by La Jolla in writing: (i) reduce the Offer Price or increase the Offer Price by an increment of less than $0.25 per share; (ii) change the form of consideration payable in the Offer; (iii) reduce the number of Shares sought to be purchased in the Offer; (iv) waive, amend or change the Minimum Condition or the Termination Condition; (v) add to the Offer Conditions; (vi) extend the expiration of the Offer except as required or permitted by the Merger Agreement; (vii) provide for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act; or (viii) amend, modify or supplement any Offer Condition or any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the consummation of the Offer or prevent, materially delay or impair the ability of Innoviva or Purchaser to consummate the Offer, the Merger or the other Contemplated Transactions. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of, or payment (whether before or after our acceptance for payment for Shares) for, Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We do not intend to provide a subsequent offering period for the Offer; however, the Offer may be extended pursuant to the Merger Agreement.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Time, any of the Offer Conditions have not been satisfied. See Section 16—“Certain Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. Without limiting the generality of the foregoing, we may terminate the Merger Agreement if:

•	La Jolla mutually agrees to terminate the Merger Agreement;

•

a court of competent jurisdiction or other governmental body shall have issued a final and non-appealable order, or shall have taken any other final and non-appealable action, having the effect of permanently restraining, enjoining or otherwise prohibiting or making illegal the acceptance of Shares in the Offer or the Merger; provided that a party shall not be permitted to terminate the Merger Agreement pursuant to the Merger Agreement if the issuance of such final and non-appealable order results primarily from such party’s breach of, or failure to perform, any covenant or obligation in the Merger Agreement required to be performed by such party at or prior to the Acceptance Time;

•

(A) the Acceptance Time shall not have occurred on or before midnight Eastern Time on the End Date; or (B) the Offer shall have expired or been terminated in accordance with its terms without Purchaser having purchased any Shares pursuant thereto; provided that the right to terminate the Merger Agreement pursuant to the Merger Agreement shall not be available to any party whose breach of or failure to fulfill in any material respect any of its obligations under the Merger Agreement has been the primary cause of, or the primary factor that resulted in, the event specified in either of the foregoing clauses (A) or (B);

•

whether or not permitted to do so: (i) the La Jolla Board or any committee thereof withhold, withdraw, qualify or modify in a manner adverse to Parent or Purchaser, or resolve to or publicly propose to withhold, withdraw, qualify, or modify in a manner adverse to Parent or Purchaser, the La Jolla Board Recommendation, (B) remove the La Jolla Board Recommendation from or fail to include the La Jolla Board Recommendation in the Offer Documents or (C) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal (a “La Jolla Adverse Change in Recommendation”); (ii) the Company, the La Jolla Board or any committee thereof shall have adopted, approved, recommended, submitted to stockholders, declared advisable, executed or entered into (or resolved, determined or proposed to adopt, approve, recommend, submit to stockholders, declare advisable, execute or enter into) any Alternative Acquisition Agreement (other than an acceptable confidentiality agreement entered into pursuant to the Merger Agreement); (iii) following the public disclosure of an Acquisition Proposal (as defined below) (other than a tender or exchange offer which is the subject of clause (iv) below), the La Jolla Board fails to publicly reaffirm the La Jolla Board Recommendation within five business days after Parent so requests in writing, provided that Parent may only make such request on two occasions; (iv) a tender offer or exchange offer for outstanding Shares shall have been commenced (other than by Parent or an affiliate of Parent) and the La Jolla Board shall have recommended that the stockholders of the Company tender their shares in such tender or exchange offer or, within 10 business days after the commencement of such tender or exchange offer, the La Jolla Board shall have failed to recommend against acceptance of such offer; (v) La Jolla shall have materially breached its obligations under the Merger Agreement regarding alternative acquisition proposals; or (vi) other than in connection with an Acquisition Proposal, La Jolla shall have failed to issue a press release that reaffirms the La Jolla Board Recommendation within five business days after Parent so requests in writing, provided that Parent may only make such request on two occasions) (each of the foregoing, a “Triggering Event”), provided that any such termination under the Merger Agreement in respect of the foregoing must occur within 10 business days of the applicable Triggering Event;

•

(i) any of La Jolla’s representations and warranties contained in the Merger Agreement shall be inaccurate such that the Offer Conditions set forth in the immediately preceding bullet would not be satisfied; or (ii) any of the Company’s covenants or obligations contained in the Merger Agreement shall have been breached such that the Offer Condition set forth in the immediately preceding bullet would not be satisfied; provided, however, that, (A) for purposes of clauses “(i)” and “(ii)” above, if an inaccuracy in any of the Company’s representations and warranties or a breach of a covenant or obligation by the Company is capable of being cured by the End Date, then Parent may not terminate the Merger Agreement on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that Parent gives La Jolla notice of such inaccuracy or breach (or any shorter period of the time that remains between the date Parent provides written notice of such inaccuracy or breach and the End Date), and (B) Parent may not terminate the Merger Agreement if Parent or Purchaser is then in material breach of any of its representations, warranties, covenants or obligations that would result in La Jolla having the right to terminate the Merger Agreement; and

•	La Jolla shall have effected a La Jolla Adverse Change in Recommendation or shall have willfully breached the provisions relating to Acquisition Proposals under the Merger Agreement.

La Jolla has provided us with La Jolla’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on La Jolla’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 16—“Certain Conditions to the Offer,” we will accept for payment and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the later of (i) the earliest time as of which Purchaser is permitted under the Exchange Act to accept for payment Shares validly tendered (and not validly withdrawn) pursuant to the Offer and (ii) the earliest time as of which each of the Offer Conditions shall have been satisfied or waived. On the terms and subject to the conditions of the Offer and the Merger Agreement, Purchaser shall promptly after the Acceptance Time pay, or cause American Stock Transfer & Trust Company, LLC (the “Paying Agent”) to pay, for all Shares validly tendered (and not validly withdrawn) in the Offer. See Section 17—“Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares (the “Share Certificates”) (or a book-entry confirmation relating to such Shares (a “Book-Entry Confirmation”)) and (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or in the case of a book-entry transfer, an agent’s message (“Agent’s Message”) relating thereto) and any other documents required by the Letter of Transmittal pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” and (iii) a final determination of the adequacy of the items received has been made when necessary by Purchaser.

On the terms of and subject to the conditions to the Offer, promptly after the Acceptance Time, we will pay, or cause the Paying Agent to pay, for all Shares validly tendered (and not validly withdrawn) in the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions to the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message relating thereto) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message relating thereto, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guarantee of Signatures. Except as otherwise provided below, all signatures on the Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on the Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this Section 3, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered herewith and such registered owner has not completed the box titled “Special Payment Instructions” or the box titled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution.

Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) (A) Share Certificates evidencing such Shares or (B) a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to validity, form and eligibility (including time of receipt) of the surrender of any Share Certificate, including questions as to the proper completion or execution of any Letter of Transmittal or other required documents and as to the proper form for transfer of any certificate of Shares, will be determined by us in our sole and absolute discretion (which may delegate power in whole or in part to the Depositary) which determination will be final and binding. We reserve the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may be unlawful. We also reserve the absolute right to waive any defect or irregularity in the surrender of any Shares or Share Certificate(s) whether or not similar defects or irregularities are waived in the case of any other stockholder. A surrender will not be deemed to have been validly made until all defects and irregularities have been cured or waived. We and the Depositary shall make reasonable efforts to notify any person of any defect in any Letter of Transmittal submitted to the Depositary.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of La Jolla’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.

We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of La Jolla’s stockholders.

Information Reporting and Backup Withholding. Payments made to U.S. Holders (as defined in Section 5—“Certain United States Federal Income Tax Consequences”) of Shares in the Offer or pursuant to the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Foreign stockholders should submit an appropriate and properly completed IRS Form W-8 in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to one minute after 11:59 p.m., New York City time, on August 19, 2022 and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 23, 2022, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such

Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders of La Jolla whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. It does not address tax consequences applicable to holders of Options. The summary is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders of La Jolla. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders of La Jolla in whose hands Shares are capital assets within the meaning of Section 1221 of the Code (generally property held for investment). This summary does not address non-U.S., state or local tax consequences of the Offer or the Merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to stockholders who will actually or constructively own any stock of La Jolla following the Offer and the Merger, or to special classes of taxpayers (e.g., non-U.S. taxpayers, regulated investment companies, real estate investment trusts, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes (including entities or arrangements treated as partnerships for U.S. federal income tax purposes), U.S. Holders whose functional currency is not the U.S. dollar, corporations that accumulate earnings to avoid U.S. federal income tax, U.S. holders who hold shares as qualified small business stock for purposes of Section 1045 or 1202 of the Code, dealers in securities or non-U.S. currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, and stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, or otherwise as compensation).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, or of any state or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of the partnership and its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local and non-U.S. tax laws and changes in any laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of withholding taxes) and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by non-corporate stockholders (including individuals) is generally eligible to be taxed at a preferential rate. In the case of Shares that have been held for one year or less, capital gain on the sale or exchange of such Shares generally will be subject to U.S. federal income tax at ordinary income tax rates. The deductibility of capital losses is subject to certain limitations.

For U.S. Holders that acquired Shares at different times or different purchase prices, gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger.

Non-corporate U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a Medicare tax at a rate of 3.8% on all or a portion of their net investment income, which may include net gain realized on the exchange of Shares for cash pursuant to the Offer or Merger. A U.S. Holder that is an individual, estate or trust should consult his, her or its tax advisors regarding the applicability of this Medicare tax to any gain realized on the exchange of Company capital stock for cash pursuant to the merger.

A U.S. Holder that exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on The Nasdaq under the symbol “LJPC” and have been traded since June 3, 1994. La Jolla advised Purchaser that, as of July 7, 2022, (i) 24,902,080 Shares were issued and outstanding and (ii) 6,452,960 Shares were issuable upon the exercise of Options.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period during which the Shares were listed publicly on a national stock exchange within the two preceding fiscal years, as reported on Nasdaq.

	High	Low
Year Ended December 31, 2022
Third Quarter (through July 22, 2022)	$6.20	$3.07
Second Quarter	$4.73	$3.10
First Quarter	$5.08	$3.74
Year Ended December 31, 2021
Fourth Quarter	$4.97	$3.50
Third Quarter	$4.47	$3.45
Second Quarter	$5.69	$3.35
First Quarter	$7.85	$3.76
Year Ended December 31, 2020
Fourth Quarter	$5.17	$3.36
Third Quarter	$5.16	$3.41
Second Quarter	$8.10	$4.07
First Quarter	$9.38	$3.36

On July 8, 2022, which was the last trading day prior to the announcement of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $3.39. On July 22, 2022, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $6.19. The Offer Price represents a premium of approximately 83.8% over the July 8, 2022 closing stock price and a premium of approximately 0.6% over the July 22, 2022 stock price.

According to La Jolla’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, La Jolla has never declared cash dividends on its Shares. Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning La Jolla.

Except as specifically set forth herein, the information concerning La Jolla contained in this Offer to Purchase has been taken from or is based upon information furnished by La Jolla or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to La Jolla’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. La Jolla was founded in 1989 as a biopharmaceutical company focused on the research and development of highly specific therapeutic products for the treatment of certain life-threatening diseases. La Jolla’s principal offices are located at 201 Jones Road, Suite 400, Waltham, MA 02451 and its telephone number is (617) 715-3600. The following description of La Jolla and its business has been taken from La Jolla’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and is qualified in its entirety by reference to such Form 10-K: La Jolla is dedicated to the commercialization of innovative therapies that improve outcomes in patients suffering from life-threatening diseases. GIAPREZA® (angiotensin II) injection is approved by the U.S. Food and Drug Administration (“FDA”) as a vasoconstrictor indicated to increase blood pressure in adults with septic or other distributive shock. XERAVA® (eravacycline) for injection is approved by the FDA as a tetracycline class antibacterial indicated for the treatment of complicated intra-abdominal infections in patients 18 years of age and older.

Available Information. The Shares are registered under the Exchange Act. Accordingly, La Jolla is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning La Jolla’s directors and officers, their remuneration and Options granted to them, the principal holders of La Jolla’s securities, any material interests of such persons in transactions with La Jolla and other matters, is required to be disclosed in La Jolla’s periodic reports. Such information also will be available in the Schedule 14D-9 to the extent required to be reported under the rules and regulations of the SEC applicable to the Offer. Such reports and other information have been filed electronically by La Jolla and are available for inspection at the SEC’s web site on the Internet at www.sec.gov.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to La Jolla or any of its subsidiaries or affiliates or for any failure by La Jolla to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8.	Certain Information Concerning Parent and Purchaser.

Parent is a Delaware corporation formed on November 19, 1996 under the name Advanced Medicine, Inc., and began operations in May 1997. Parent later changed its name to Theravance, Inc. in April 2002, and to Innoviva, Inc. in January 2016. Purchaser is a Delaware corporation incorporated on July 7, 2022. Purchaser was formed solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring, financing and negotiating of the Offer and the Merger. Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the financing provided by Parent in connection with consummation of the Offer pursuant to the terms of the Merger Agreement. Upon the completion of the Merger, Purchaser will cease to exist and La Jolla will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

Purchaser is a wholly owned subsidiary of Parent. Parent has a portfolio of royalties and other healthcare assets, including respiratory assets partnered with Glaxo Group Limited. Parent recently acquired Entasis Therapeutics Holdings Inc., an advanced late-stage clinical biopharmaceutical company focused on the discovery and development of novel antibacterial products.

The office address of each of Purchaser and Parent is 1350 Old Bayshore Highway, Suite 400, Burlingame, CA 94010, and the telephone number is (650) 238-9600. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of Purchaser and Parent are listed on Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

(i) None of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Notwithstanding the foregoing, in conjunction with entering into the Merger Agreement, Parent and Purchaser also entered into the Support Agreement (as described in Section 11—“The Merger Agreement; Other Agreements—Support Agreement”) with each of the Supporting Stockholders (as defined in Section 11— “The Merger Agreement; Other Agreements—Support Agreement”) that are party to the Support Agreement, which parties in the aggregate, beneficially own approximately 40% of the Shares as of the date of the Merger Agreement and Sponsors may be deemed to have beneficial ownership over such Shares under the Exchange Act and the rules promulgated thereunder, which define beneficial ownership in part as any person directly or indirectly through any contract having or sharing voting power with respect to an entity’s securities.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of La Jolla (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with La Jolla or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase, on the one hand, and La Jolla or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, have been filed electronically by Purchaser and Parent and are available for inspection at the SEC’s web site on the Internet at www.sec.gov.

9.	Source and Amount of Funds.

Purchaser believes that the financial condition of Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger; (ii) the Offer is being made for all outstanding Shares solely for cash; (iii) if Purchaser consummates the Offer, Purchaser expects to acquire all remaining Shares for the same cash price in the Merger that was paid for Shares validly tendered and not withdrawn pursuant to the Offer; and (iv) Parent will provide Purchaser with the funds necessary to purchase and pay for any and all of the Shares tendered pursuant to the Offer and to consummate the Merger, per the terms of the Merger Agreement. The Offer is not subject to any financing condition.

Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $217 million. Parent will provide Purchaser with the funds necessary to complete the Offer and the Merger and to pay related transaction fees and expenses at the Merger Closing. Parent will supply the needed funds from its working capital. Parent currently has, and expects at the conclusion of the Offer will have, sufficient resources available to consummate the Merger.

10.	Background of the Offer; Past Contacts or Negotiations with La Jolla.

The following chronology summarizes the communications and events that led to the signing of the Merger Agreement and the launch of the Offer. This chronology is not, and does not purport to be, a catalogue of every interaction among the La Jolla, Innoviva, the La Jolla Board, audit committee of the La Jolla Board (the “Audit Committee”) and any other applicable parties.

The La Jolla Board, together with members of the La Jolla management team, regularly reviews and assesses the performance, future growth prospects, business plans and overall strategic direction of La Jolla and considers a variety of strategic alternatives that may be available to La Jolla including continuing to pursue La Jolla’s strategy as a standalone company or pursuing strategic or financing transactions with third parties, in each case, with the goal of maximizing stockholder value.

In July 2020, La Jolla completed its acquisition of Tetraphase Pharmaceuticals, Inc., which provided La Jolla with a second commercial product (XERAVA) in addition to GIAPREZA, which La Jolla started to commercialize in 2018. Subsequent to the Tetraphase acquisition, the La Jolla Board directed management to seek to identify other potential product acquisition opportunities in an effort to diversify product revenue and leverage La Jolla’s existing sales force and commercial cost structure. Because XERAVA and GIAPREZA are administered in the in-patient hospital setting, La Jolla’s management was focused on seeking to identify other in-patient drugs that could be leveraged by La Jolla’s hospital-based sales force.

La Jolla had informal discussions with a number of prospective strategic partners from late 2020 through late 2021. In late 2021, La Jolla entered into confidentiality agreements to discuss the potential to acquire additional assets, including one with a large Japanese pharmaceutical company (Company B) in connection with La Jolla’s potential acquisition of a single asset, as well as with Entasis Therapeutics Holdings Inc. (“Entasis”) (subsequently acquired by Innoviva on July 11, 2022) and a private equity fund (Company F) for the potential acquisition of one of its portfolio companies. Notwithstanding these business development efforts, La Jolla was unable to identify commercial hospital-based assets to potentially acquire or in-license at acceptable valuations. However, certain parties (including Company B and Company F) made unsolicited inquiries to explore the possible acquisition of La Jolla or individual assets.

As a result of these unsolicited acquisition overtures and the lack of success in identifying suitable complementary assets to build out a hospital-based pharmaceutical company with greater commercial scale, the La Jolla Board determined it would seek to engage a financial advisor to solicit potential bids in an effort to determine whether a sale of La Jolla would provide a more favorable return to stockholders versus remaining independent and seeking to build greater commercial scale through acquisitions or in-licenses.

On February 7, 2022, the La Jolla Board held a telephonic meeting, with a member of La Jolla management and a representative of Gibson, Dunn & Crutcher LLP, La Jolla’s outside legal counsel (“Gibson Dunn”) participating at the invitation of the La Jolla Board, to discuss and approve the engagement of Cowen and Company, LLC (“Cowen”) on the terms set forth in an engagement letter signed by Cowen and dated February 4, 2022, which was presented to the La Jolla Board, pursuant to which it was proposed that La Jolla would retain Cowen to act as its exclusive financial advisor in connection with certain potential strategic transactions. Following the telephonic meeting, La Jolla countersigned and delivered such executed engagement letter to Cowen.

On February 8, 2022, Cowen and La Jolla reviewed a proposed process timeline that contemplated requesting preliminary non-binding proposals at the end of March of 2022 and reviewed a list of 25 potential partners to contact. Cowen generated the initial list of potential partners based on a review of public and private pharmaceutical companies that had an existing presence and sales force in the hospital setting. Cowen and the La Jolla management believed that a buyer with an existing sales force in the hospital setting would have greater potential synergies and be better positioned to submit a bid that would fully value La Jolla.

Over the second half of February of 2022, in accordance with the directives of the La Jolla Board, representatives of Cowen and members of La Jolla management commenced their initial outreach to 25 potential acquirors. 17 of these 25 counterparties declined to proceed with discussions regarding a potential acquisition of La Jolla and did not enter into a confidentiality agreement. Representatives of Cowen and members of La Jolla management engaged in discussions from March 2, 2022 through July 10, 2022 regarding a potential acquisition of La Jolla with the remaining eight counterparties, including Innoviva, Entasis (now a wholly owned subsidiary of Innoviva), and six others, which we refer to as Company A, Company B, Company C, Company D, Company E and Company F. Later in the process, two other prospective bidders, Companies G and H, contacted Cowen and Mr. Edwards, respectively, regarding the submission of a bid.

Entasis commented that they were not in position to evaluate a merger or other combination with La Jolla due to their ongoing merger process with Innoviva, but that Entasis management perceived clear potential synergies between the two businesses and that, should Entasis and Innoviva reach an agreement for a combination of the two companies, there may be interest from Innoviva in evaluating an acquisition of La Jolla.

Company B had previously entered into a confidentiality agreement with La Jolla in connection with discussions regarding La Jolla’s interest in acquiring a commercial asset of Company B, which confidentiality agreement remained effective. The other five parties entered into confidentiality agreements and received access to an electronic data room containing due diligence information regarding La Jolla and its products relevant to a proposed acquisition (the “Data Room”). Representatives of Cowen requested that all potential partners deliver non-binding indications of interest by the end of March of 2022.

On March 2, 2022, La Jolla management met with representatives of Company B to provide a management presentation with respect to La Jolla’s business and products.

On March 7, 2022, La Jolla management met with representatives of Company A to provide a management presentation on La Jolla’s business and products. Company A discussed the possibility of a stock-for-stock merger with La Jolla as the surviving, publicly-listed entity, as well as the ability of Company A to put forth a proposal for an all-cash buyout of La Jolla with financing from Company A’s private equity sponsor.

Also on March 7, 2022, Larry Edwards, Director, President and Chief Executive Officer of La Jolla, held a telephonic meeting with Innoviva’s advisor, Moelis & Company (“Moelis”), to discuss potential interest in meeting with the La Jolla management team.

Between early and late March of 2022, Mr. Edwards and Michael Hearne, Chief Financial Officer of La Jolla, representatives of Cowen, and two law firms representing La Jolla continued to work on diligence matters with the interested parties referred to above.

On March 9, 2022, Mr. Edwards and Company A’s CEO spoke telephonically to discuss interest and timing for a potential transaction.

On March 10, 2022, representatives of Cowen and Moelis spoke, and the Moelis representatives communicated that, as a result of due diligence and other resource constraints, Innoviva would not be able to submit a non-binding proposal until after Innoviva had finalized price and terms for its acquisition of Entasis. The representative of Moelis stated that Innoviva would like to receive a management presentation and could conduct preliminary due diligence in late March of 2022.

On March 12, 2022, Mr. Edwards and Cowen spoke with Company A to state that if Company A were considering a stock-for-stock merger, La Jolla would like to coordinate reciprocal due diligence on Company A. On March 13, 2022, Company A told Mr. Edwards and Cowen via email that it had “decided to focus its attention on an all-cash bid” and accordingly that such reciprocal due diligence would not be necessary.

On March 16, 2022, Company D told representatives of Cowen that they were interested in submitting a proposal, but that it would not be received until mid-April. A representative of Cowen stated that other interested parties were working towards an end of March timeline but that Company D’s proposal would be reviewed if and when received.

On March 24, 2022, Mr. Edwards met with Company F to provide an overview of La Jolla’s business and products and explain the ongoing process and timelines.

On March 28, 2022, La Jolla management met with representatives of Company E to provide an overview of La Jolla’s business and products.

On March 30, 2022, Company G contacted representatives of Cowen to state its interest in pursuing an acquisition of La Jolla.

On March 31, 2022, Company A submitted a written, non-binding proposal to acquire La Jolla for $6.00 per share in cash, which represented a premium of 41% to the March 31, 2022 closing price and a fully-diluted equity value of approximately $199 million. Company A also stated that it needed additional time to complete its due diligence.

On April 1, 2022, Company C submitted a written, non-binding proposal, subject to ongoing due diligence, to acquire La Jolla for $5.00-$5.50 per share in cash and one contingent value right (“CVR”) providing a payment of $1.00 per share payable in cash upon the achievement of combined U.S. net sales of GIAPREZA and XERAVA in excess of $82 million in 2024. The upfront payment represented premium to the March 31, 2022 closing price ranging from 17% to 29% and an equity value of approximately $164 million to $182 million. Inclusive of full achievement of the $1.00 per share CVR, this implied premiums to the March 31, 2022 closing price ranging from 41% to 52% and an equity value of approximately $199 million to $217 million. . Company C subsequently submitted a revised proposal on May 2, 2022 with a lower upfront payment and a second CVR.

On April 5, 2022, a representative of Cowen spoke with Company A to clarify certain elements of their proposal.

On April 6, 2022, Company B verbally proposed to acquire La Jolla for $168 million in cash or an implied per share offer price of $5.09 in cash, representing a premium of 8% to the April 5, 2022 closing price.

Also on April 6, 2022, La Jolla entered into a confidentiality agreement with Company G and granted representatives of Company G access to the Data Room.

On April 8, 2022, representatives of Cowen and management of La Jolla met telephonically to discuss La Jolla’s long-term financial forecasts and La Jolla requested that Cowen present a preliminary valuation analysis to the La Jolla Board.

Also on April 8, 2022, representatives of Company F contacted representatives of Cowen to indicate that they did not expect to participate in further discussions regarding an acquisition of La Jolla, noting that they did not believe Company F could make an acquisition proposal at a valuation that La Jolla would find attractive.

On April 11, 2022, La Jolla management met with representatives of Innoviva to provide a management presentation on La Jolla’s business and products.

Also on April 11, 2022, representatives of Company G contacted representatives of Cowen to indicate that they did not expect to participate in further discussions regarding an acquisition of La Jolla, noting that they did not believe Company G could make an acquisition proposal at a valuation that La Jolla would find attractive.

Also on April 11 and April 12, 2022, representatives of Cowen spoke with Company A, Company B and advisors for Company C to provide feedback on their proposals and discuss next steps. Representatives of Cowen asked each party to significantly improve their consideration proposed in order to be competitive, and stated that further due diligence information would be provided over the course of the month of April. Subsequent to each call, representatives of Cowen distributed process letters to Company A, Company B, Company C and Company D requesting second-round proposals by April 28, 2022.

In an effort to increase La Jolla’s cash balance at signing, and thus the acquisition price proposals by a corresponding amount, La Jolla determined it would seek to sell a non-core asset, consisting of a non-voting minority interest in a private contract manufacturer (the “minority interest”). Accounting for this, the second-round process letter stated that buyers should assume a normalized cash amount of $41 million at closing, with projected cash at closing in excess of that amount to be delivered to stockholders via an increased per-share price. This is also described in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between La Jolla and its Executive Officers, Directors and Affiliates—Minority Interest.”

Between April 13 and April 28, 2022, Mr. Edwards and Mr. Hearne, representatives of Cowen and two law firms representing La Jolla continued to work on due diligence matters with Company A, Company B, Company C and Company D.

On April 14, 2022, La Jolla management met with representatives of Company C to provide a management presentation on La Jolla’s business and products.

On April 15, 2022, representatives of Company E contacted representatives of Cowen to indicate that they did not expect to participate in further discussions regarding an acquisition of La Jolla, noting that they did not believe Company E could meet La Jolla’s deadline due to other internal priorities.

April 19, 2022, the La Jolla Board met with members of management, a representative of Gibson Dunn and representatives from Cowen. Cowen reported on the extent of their outreach to parties and the number of companies that had expressed interest in connection with a potential sale of La Jolla. The La Jolla Board discussed Cowen’s preliminary valuation model for La Jolla’s two marketed pharmaceutical products, GIAPREZA and XERAVA, and La Jolla’s prospects on a stand-alone basis. The La Jolla Board also discussed the bids and the status of the sale transaction, as well as the potential divestiture of the minority interest. Following this discussion, the La Jolla Board directed an Audit Committee member to oversee the disposition of the minority interest. Subsequently, the issuer of the minority interest exercised its rights under applicable governing documents to elect to redeem the minority interest for fair value in light of the potential change of control of La Jolla.

On April 21, 2022, Company D submitted a written, non-binding proposal, subject to ongoing due diligence, to acquire La Jolla for $105 million to $130 million on a cash-free debt-free basis, or an implied per share offer price of $4.48 to $5.16 in cash, which represented a premium of 8%-24% to the April 20, 2022 closing price.

On April 22, 2022, La Jolla provided all parties with a draft merger agreement. Representatives of Cowen subsequently requested that interested parties provide a mark-up of the draft merger agreement with their revised proposals by April 28, 2022.

On April 21 and April 22, 2022, representatives of Cowen contacted Company A, Company B and Company C to inform them that a draft merger agreement had been posted to the virtual data room and requested comments on the draft merger agreement by April 28, 2022 as specified in the process letter. Representatives of Cowen also provided an update on La Jolla’s plans to divest the minority interest and maximize cash on hand at the time of execution and closing of the merger agreement.

On April 22, 2022, advisors of Company H contacted Mr. Edwards, to inform him of their interest in exploring a potential acquisition of La Jolla.

On April 23, 2022, representatives of Cowen spoke with Company D to provide feedback on their proposal. Representatives of Cowen told Company D that their proposal was significantly behind others in terms of valuation, work completed to date, and time to complete due diligence and negotiate definitive agreements. Representatives of Cowen requested Company D to provide an improved valuation, consisting of a single price per share, as well as comments on the draft merger agreement by April 28, 2022 as specified in the process letter.

On April 26, 2022, La Jolla entered into a confidentiality agreement with Company H. Also on April 26, 2022, La Jolla granted representatives of Company H access to the Data Room.

On April 28, 2022, Company B submitted a written, non-binding proposal, subject to ongoing due diligence, to acquire La Jolla for $185 million in cash based on a projected cash balance of $40.1 million. This proposal letter stated a per-share acquisition price of $5.71, which a representative of Cowen subsequently clarified with Company B did not include the dilutive effect of stock options outstanding at La Jolla. Including the dilutive effect of in-the-money stock options at this equity value resulted in a per-share equivalent price of $5.56 per share, which represented a premium of 28% to the closing price on April 28, 2022. Giving effect to an assumed cash balance at La Jolla of $57 million at the time of signing the definitive agreement (the “$57 million Assumed Signing Cash Balance”), the Company B proposal resulted in an implied a per-share price of $6.07, or a premium of 40% to the closing price on April 28, 2022.

On April 28, 2022, representatives of Cowen spoke with Company D. Company D stated that they could increase their proposed price incrementally, but “would not get near $6.00 per share” and asked for guidance on price, which Cowen declined to provide, other than stating that their bid would not be successful. Company D stated that should the parties be able to reach agreement on price, they could sign a definitive agreement in three weeks, but would require confirmatory due diligence and board approval to close. A representative of Cowen responded that the La Jolla Board would only be willing to sign a definitive agreement once due diligence and all buyer internal approvals had been completed.

On April 29, 2022, Company A submitted a written, non-binding proposal, subject to ongoing due diligence, to acquire La Jolla for $6.00 per share in cash or approximately $202 million equity value (fully-diluted), as well as provided comments on the merger agreement. This proposal assumed a closing cash level of $56.5 million. When applying the $57 million Assumed Signing Cash Balance this proposal implied a per-share price of $6.01 and a premium of 39 % to the closing price on April 28, 2022.

On May 2, 2022, Company C submitted a written, non-binding proposal, subject to ongoing due diligence, to acquire La Jolla for $5.00 per share in cash, plus (1) $1.00 per share CVR upon achievement of $82 million in U.S. net sales of GIAPREZA and XERAVA in 2024 and (2) $1.00 per share CVR upon achievement of $75 million in annual U.S. net sales of GIAPREZA in any year between 2030 and 2034. This proposal assumed a target net cash balance at closing of $41.5 million. When applying the $57 million Assumed Signing Cash Balance, this proposal implied an upfront price per share of $5.47, and a total value inclusive of the $2.00 CVR payments of up to $7.47 (assuming achievement of both CVR payment triggers, and without discounting for the present value or probability of such payments), which represented implied premiums of 37% and 88%, respectively, to the closing price on May 2, 2022.

Also on May 2, 2022, La Jolla management met with representatives of Company H to provide a management presentation on La Jolla’s business and products.

Also on May 2, 2022, La Jolla management and representatives of Cowen met to preview Cowen’s revised, preliminary valuation analysis.

On May 4, 2022, the La Jolla Board held a telephonic meeting with members of management, a representative from Gibson Dunn and representatives from Cowen. Cowen reported on the latest proposals received for an acquisition of La Jolla and reviewed preliminary valuation models based on management’s projections for GIAPREZA and XERAVA sales. The La Jolla Board discussed the risks and benefits of pursuing a sale transaction versus remaining independent. Gibson Dunn advised the La Jolla Board of their fiduciary duties in the context of a potential sale transaction. Following this discussion, the La Jolla Board directed management and representatives of Cowen to continue discussions with bidders in an effort to maximize the bid proposals for La Jolla Board consideration while also continuing to seek to maximize product sales.

On May 5, 2022, representatives of Moelis contacted representatives of Cowen to indicate Innoviva’s commitment to submitting a proposal to acquire La Jolla. Representatives of Moelis also informed representatives of Cowen that, due to other internal priorities, including the publicly-disclosed negotiation with Entasis, Innoviva would not be in position to submit a proposal for at least two more weeks.

On May 6, 2022, with directive from the La Jolla Board, representatives of Cowen provided feedback to Company A, Company B, Company C and Company D that each of their latest proposals failed to fully value La Jolla and, in the case of Company C, that the board would prefer increased upfront consideration and a simpler transaction structure that did not place as much value on the future performance of La Jolla’s two marketed drug products, and requested that the parties submit their “best and final” proposals by May 11, 2022.

Company A, Company B and Company C each asked for additional due diligence information that they believed could enable them to increase their respective offers. Company D stated that they were unlikely to be able to increase their offer but would discuss and revert to Cowen.

On May 11, 2022, representatives of Company A verbally informed representatives of Cowen that it would not improve its April 29, 2022 offer of $6.00 per share in cash with a target net cash of $56.5 million. When applying the $57 million Assumed Signing Cash Balance, this proposal implied a price per share of $6.01 and a premium of 65 % to the closing price on May 10, 2022. Representatives of Company A indicated they could complete due diligence and sign a definitive merger agreement on or about May 31, 2022.

Also on May 11, 2022, Company B submitted a written, non-binding proposal, subject to ongoing due diligence, to acquire La Jolla for $6.00 per share in cash plus a $20 million CVR upon achievement of at least $100 million in annual U.S. net sales of GIAPREZA and XERAVA through December 2030. This proposal assumed a target cash balance of $41.2 million. When applying the $57 million Assumed Signing Cash Balance this proposal implied an upfront price per share of $6.47, and a total value inclusive of the CVR payment of approximately $7.00 per share (assuming achievement of the CVR payment trigger, and without discounting for the present value or probability of such payments), which represented premia of 78% and 92%, respectively, to the closing price on May 10, 2022. Representatives of Company B indicated they could complete due diligence and sign a definitive merger agreement by June 30, 2022.

Also on May 11, 2022, Company D submitted a written, non-binding proposal, subject to ongoing due diligence and additional internal approvals, to acquire La Jolla for $145 million on a cash-free, debt-free basis, or an implied per share price of $5.60. When applying the $57 million Assumed Signing Cash Balance this proposal implied a price per share of $6.08, which represented a premium of 67% to the closing price on May 10, 2022. Representatives of Company D indicated they could complete due diligence and sign a definitive merger agreement by June 30, 2022.

On May 12, 2022, Company C submitted a written, non-binding proposal, subject to ongoing due diligence, to acquire La Jolla for $6.00 per share in cash plus a $0.75 per share CVR upon achievement of $75 million U.S. annual net sales of GIAPREZA and XERAVA in 2024. This proposal was contingent upon La Jolla settling the pending Paragraph IV litigation relating to GIAPREZA. This proposal did not specify the expected terms for the litigation settlement and assumed a target cash balance of $41 million. When applying the $57 million Assumed Signing Cash Balance this proposal implied an upfront price per share of $6.47, and a total value inclusive of the CVR payment of approximately $7.22 per share (assuming achievement of the CVR payment trigger, and without discounting for the present value or probability of such payments), which represented premia of 66% and 86%, respectively, to the closing price on May 11, 2022. Representatives of Company C indicated they could complete due diligence and sign a definitive merger agreement by May 31, 2022, provided that the litigation was settled by that time. The La Jolla management estimated a negligible probability of success in settling the pending litigation as a condition to signing a definitive agreement and thus determined that the Company C bid proposal was not actionable, as presented.

On May 17, 2022, the La Jolla Board met with members of management, a representative from Gibson Dunn and representatives from Cowen. Cowen reported on the status of the negotiations and strategic discussions with various bidders in connection with a potential sale of La Jolla. The La Jolla Board discussed the bid proposals, conditions to execution and certainty of closing. For proposals that included CVRs (specifically proposals by Companies B and C), the La Jolla Board discussed the probability of achieving the proposed performance milestones and related uncertainty around the pending Paragraph IV litigation. The La Jolla Board also considered the feasibility of settling the pending Paragraph IV litigation, as requested by Company C, including the impact of any settlement under La Jolla’s contractual obligations to defend and assert the GIAPREZA patents in litigation.

On May 18, 2022, at the directive of the La Jolla Board, representatives of Cowen informed Company C that La Jolla Board was reviewing the latest non-binding proposal and would revert once it had feedback.

Also on May 18, 2022, at the directive of the La Jolla Board, representatives of Cowen informed representatives of Company B that their May 11, 2022 proposal was sufficient to advance in the process to complete due diligence and begin negotiating a merger agreement. Representatives of Cowen requested Company B to send comments on the draft merger agreement by May 25, 2022.

Also on May 18, 2022, at the directive of the La Jolla Board, representatives of Cowen informed Company C’s advisors that their May 11, 2022 proposal was sufficient to advance in the process to complete due diligence and begin negotiating a merger agreement, but that it was infeasible to settle the Paragraph IV litigation prior to signing a definitive merger agreement. At the directive of the La Jolla Board, representatives of Cowen requested Company C remove the Paragraph IV settlement contingency.

Also on May 18, 2022, at the directive of the La Jolla Board, representatives of Cowen informed representatives of Company D that their May 11, 2022 proposal was sufficient to advance in the process to complete due diligence and begin negotiating a merger agreement, but that Company D would need to expedite their efforts in order to be competitive with the other parties that have further advanced in the process. Company D requested La Jolla enter into an exclusivity arrangement prior to dedicating resources to due diligence and negotiating a merger agreement.

On May 19, 2022, representatives of Cowen informed representatives of Company D that the La Jolla Board would not agree to an exclusivity arrangement in order to keep the process competitive, and that Company D risks falling behind the other parties that have advanced in the process if they do not dedicate resources to completing due diligence and negotiating a merger agreement.

Also on May 19, 2022, an executive of Company H and Mr. Edwards met at La Jolla’s Waltham, Massachusetts office for a management presentation on La Jolla’s business and products. Additional representatives and advisors of Company H joined the meeting telephonically, in addition to La Jolla management.

On May 20, 2022, representatives of Cowen contacted representatives of Company B to discuss remaining due diligence and indicated that La Jolla would provide additional due diligence information to support finalizing a definitive merger agreement.

Also on May 20, 2022 representatives of Cowen met telephonically with representatives of Company C’s financial advisors. Company C’s financial advisors verbally indicated they would evaluate a transaction removing the Paragraph IV challenge settlement contingency and could consider a proposal in the range of $5.60 to $5.75 upfront in cash with a revenue-based CVR similar to that in their prior proposal ($0.75 per share). After consulting with the La Jolla Board, representatives of Cowen informed Company C’s advisors that the upper range of their verbal indication would be sufficient to allow Company C to conduct confirmatory diligence and requested that Company C submit a proposal in writing for the La Jolla Board to review.

Also on May 20, 2022, representatives of Cowen contacted Company H’s advisors to discuss Company H’s interest in acquiring La Jolla and Company H’s ability to finance a transaction. Company H’s advisors requested five weeks to complete due diligence and submit a non-binding proposal. Representatives of Cowen requested that Company H provide a non-binding proposal by June 24, 2022.

On May 23, 2022, Innoviva publicly announced that it had entered into a definitive agreement to acquire Entasis.

On May 26, 2022, representatives of Company B contacted representatives at Cowen to communicate that they would reduce their bid price by between $20 million to $40 million due to the expected costs associated with La Jolla’s pediatric regulatory commitment for XERAVA.

On May 31, 2022, representatives of Company D informed representatives of Cowen that Company D would begin reviewing the merger agreement and conducting confirmatory due diligence.

On June 1, 2022, representatives of Company D informed representatives of Cowen that Company D would need multiple weeks to onboard resources prior to reviewing the merger agreement and conducting confirmatory due diligence.

Also on June 1, 2022, representatives of Cowen spoke with Company C’s advisors who stated that if Company C was to come back without the condition of settlement of the pending Paragraph IV litigation prior to entry into a definitive merger agreement, then Company C’s offer would be expected to be in the original range of $5.00-$5.50 per share, plus a contingent value right providing a payment of $1.00 per share payable in cash upon the achievement of combined U.S. net sales of GIAPREZA and XERAVA in excess of $82 million in 2024.

On June 2, 2022, representatives of Company B informed representatives of Cowen that Company B would require until August 2022 to review the XERAVA pediatric regulatory commitment and receive internal approval. Company B stated they would provide a timeline and valuation update the week of June 16, 2022. Representatives of Company B and Company B’s legal advisor provided comments on the draft merger agreement to representatives of Cowen, La Jolla management and representatives of Gibson Dunn.

Also on June 2, 2022, Mr. Edwards and representatives of Moelis discussed expected timing for a transaction and Innoviva’s level of interest in acquiring La Jolla.

Also on June 2, 2022, the La Jolla Board met with members of management, a representative from Gibson Dunn and representatives from Cowen. Cowen reported on the status of the negotiations and strategic discussions with Innoviva, Company A and Company H in connection with a potential sale of La Jolla. Following this discussion, the La Jolla Board directed management to continue to advance the ongoing discussions and report back at a subsequent meeting.

On June 3, 2022, Company B provided a draft CVR agreement providing for an aggregate payment of $20 million upon achievement of $100 million or more in annual U.S. net sales of GIAPREZA and XERAVA through December 2030.

On June 7, 2022, Company A provided a revised written proposal proposing to acquire La Jolla for $6.00 per share in cash, assuming $41 million in net cash at signing. On June 9, 2022, representatives of Cowen verbally clarified with Company A that the per-share consideration would be increased should La Jolla deliver cash at closing in excess of $41 million. When applying the $57 million Assumed Signing Cash Balance, this proposal implied an upfront price per share of $6.48, which represented a premium of 69% to the closing price on June 6, 2022. Company A stated that this proposal was their “best and final” offer and requested exclusivity.

On June 10, 2022, representatives of Cowen spoke with Company B, who stated that based on their final due diligence review, they were reducing their proposal to $5.18 per share upfront, while retaining the original CVRs of (1) a payment of $20 million ($0.54 per share) based upon achievement of annual U.S. net sales for GIAPREZA and XERAVA of $75 million in any calendar year through the end of 2024, and (2) a second CVR providing for a payment of $28 million ($0.74 per share) contingent upon the FDA agreeing to waive a pediatric post-approval clinical trial for XERAVA, which Company B estimated would cost approximately $28 million to complete.

On June 14, 2022, representatives of Company A verbally informed representatives of Cowen that, based on additional due diligence, its proposal was now $6.00 per share in cash, which would not be increased regardless of the amount of cash held by La Jolla at closing.

On June 15, 2022, Company B submitted a revised, written, non-binding proposal, subject to ongoing due diligence, to acquire La Jolla for $5.18 per share in cash plus (1) a $0.64 CVR payable upon achievement of $75 million in U.S. net sales for GIAPREZA and XERAVA by the end of 2024 and (2) an approximately $27.7 million or $0.88 CVR upon the FDA waiving La Jolla’s XERAVA pediatric post-marketing commitment. When applying the $57 million Assumed Signing Cash Balance this proposal implied an upfront price per share of $5.66, and a total potential value inclusive of the combined potential $1.52 CVR payments of up to $7.18 (assuming achievement of both CVR payment triggers, and without discounting for the present value or probability of such payments), which represented premia of 73% and 119%, respectively, to the closing price on June 14, 2022.

On June 16, 2022, representatives of Company B and Mr. Edwards met telephonically to discuss Company B’s timeline to complete due diligence and address outstanding questions.

Also on June 16, 2022, Company A provided an updated written, non-binding proposal which reaffirmed the written, non-binding proposal to acquire La Jolla for $6.00 per share in cash and clarified that at the signing of a definitive agreement La Jolla will have $56 million in net cash (after accounting for anticipated transaction-related expenses).

On June 17, 2022, Company A provided comments on the merger agreement.

Also on June 17, 2022, Innoviva submitted a written, non-binding proposal, subject to ongoing due diligence, to acquire La Jolla for $4.90 per share in cash and a merger agreement issues list. This proposal implied a premium of 42% to the closing price on June 17, 2022. When applying the $57 million Assumed Signing Cash Balance this proposal implied an upfront price per share of $5.18, which represented a premium of 51% to the closing price on June 17, 2022.

On June 20, 2022, representatives of Cowen and representatives of Moelis met to discuss Innoviva’s proposal. Representatives of Cowen indicated that Innoviva’s June 17, 2022 proposal materially undervalues La Jolla and Innoviva will need to increase its proposal to the high $5.00-per-share range to be competitive. Representatives of Cowen also discussed the proposed divestiture of the minority interest and stated that La Jolla expected that its stockholders would receive the benefit of the proceeds from the divestiture of the minority interest.

Also on June 20, 2022, representatives of Cowen informed Company A that the June 14, 2022 proposal would be presented to the La Jolla Board for consideration and that La Jolla would work with Company A to be ready to execute a merger agreement by June 30, 2022 if the La Jolla Board approved the Company A proposal.

On June 21, 2022, representatives of Moelis contacted representatives at Cowen to inform La Jolla that Innoviva could significantly increase its offer to meet the guidance from June 20, 2022 and would like to conduct due diligence in support of increasing its offer. Moelis stated Innoviva’s intent to sign a definitive merger agreement by July 11, 2022. La Jolla stated that it would support Innoviva’s additional due diligence.

On June 22, 2022, Company H’s advisors contacted representatives of Cowen to discuss valuation guidance, which representatives of Cowen provided in the range of “high $5.00 per share” or “low $6.00 per share” to be competitive. Company H’s advisors informed representatives of Cowen of its intent to submit a proposal in the high $4.00 per share range to which the representatives of Cowen encouraged Company H to submit a written proposal for the La Jolla Board to review.

On June 23, 2022, Gibson Dunn provided counsel for Company A with a revised draft of the merger agreement.

On June 23, 2022, Company B provided a draft of their second CVR agreement.

On June 24, 2022, an investment banker reached out to Mr. Edwards on an unsolicited basis stating that the banker was working with a “private equity firm working on a roll-up in the hospital space” that was interested in exploring a potential transaction regarding GIAPREZA or the whole company. In light of the advanced stage of discussions with other parties, La Jolla declined to engage further with this unsolicited inquiry and determined that this party could elect to submit a topping bid once a definitive merger agreement had been signed and financial terms publicly had been publicly announced.

On June 24, 2022, Company H submitted a written, non-binding proposal, subject to ongoing due diligence, to acquire La Jolla for $5.29 per share in cash up-front, conditioned upon receipt of exclusivity. This price represented a premium of 57% to the closing price on June 23, 2022. This proposal assumed a minimum net cash balance of $46.6 million at closing. Company H’s advisor also provided a revised draft of the merger agreement. Company H’s advisor stated that this proposal was not subject to adjustment for a higher net cash figure. Representatives of Cowen told Company H’s advisor that this would not be sufficient to receive exclusivity or gain the support of the La Jolla Board, but that they could advance in diligence and negotiation of a merger agreement.

On June 24, 2022, counsel for Company H circulated a markup of the draft merger agreement posted to the data room. Counsel for Company A also circulated a markup of the draft merger agreement.

On June 25, 2022, the La Jolla Board held a telephonic meeting, with members of management and a representative of Gibson Dunn participating at the invitation of the La Jolla Board, to discuss the status of the negotiations and strategic discussions in connection with a potential sale of La Jolla and the monetization of the minority interest.

Throughout the week of June 27, 2022, La Jolla worked to complete due diligence and negotiate a merger agreement with Company A, as well as to complete due diligence with Innoviva and Company H.

On June 28, 2022, Representatives of Cowen and Moelis spoke. Representatives of Cowen stated that La Jolla was prepared to execute a merger agreement and announce a transaction as early as July 5, 2022 and that if Innoviva wanted to remain competitive it would need to submit a revised proposal by July 1, 2022. Moelis stated that Innoviva would be prepared to provide a revised valuation on or before July 1, 2022, but would not be able to sign and announce on July 5, 2022, and would need until July 11, 2022 to sign and announce.

On June 28, 2022, Innoviva’s counsel sent a revised draft of the merger agreement to Gibson Dunn.

Also on June 28, 2022, Gibson Dunn discussed Company H’s markup of the merger agreement with counsel for Company H.

On June 29, 2022, Mr. Edwards and the CEO of Innoviva, Pavel Raifeld, met telephonically to discuss Innoviva’s remaining due diligence topics.

On June 30, 2022, Mr. Edwards and a representative of Company H met to discuss remaining due diligence topics, and to assess Company H’s interest in acquiring La Jolla.

Also on June 30, 2022, La Jolla management and Company A met telephonically to complete Company A’s remaining confirmatory due diligence topics. La Jolla provided a preview of financial results for the quarter ending June 30, 2022.

On July 1, 2022, La Jolla management, Gibson Dunn and Willkie Farr & Gallagher LLP (“Willkie”), Innoviva’s counsel, met telephonically to discuss remaining issues to the merger agreement documents.

Also on July 1, 2022, Company H submitted a written, non-binding proposal to acquire La Jolla for $5.83 per share in cash and no cash adjustment, which represented a premium of 83% to the closing price on June 30, 2022.

Also on July 1, 2022, Gibson Dunn provided drafts of the merger agreement to counsel for Company H.

Also on July 1, 2022, Innoviva submitted a written, non-binding proposal to acquire La Jolla for $5.95 per share in cash and requested to enter into an exclusivity arrangement. When applying the $57 million Assumed Signing Cash Balance this proposal implied an upfront price per share of $6.23, which represented a premium of 95% to the closing price on June 30, 2022. Representatives from Cowen requested that Moelis clarify the treatment of cash, to which Moelis stated additional cash received by La Jolla prior to signing a definitive merger agreement would be added to the purchase price, but that there would be no adjustment for cash at closing, and that Innoviva was prepared to work towards a July 11, 2022, signing and announcement.

Also on July 1, 2022, Company A, after conducting further due diligence on La Jolla, verbally informed Cowen that it was reducing its proposal to acquire La Jolla to $5.50 per share, with no adjustment for excess cash.

On July 2, 2022, the La Jolla Board held a telephonic meeting with members of La Jolla’s senior management, representatives of Cowen, and representatives of Gibson Dunn to discuss and evaluate each of the three remaining proposals for an acquisition of La Jolla, including the proposal from Innoviva at $6.23 per share (the “Innoviva Proposal”), the proposal from Company A at $5.50 per share and the proposal from Company H at $5.83 per share (each reflecting the benefit of any adjustments for cash balances a signing). The La Jolla Board and Cowen discussed the status of ongoing diligence by the bidders, conditions to signing and closing and the status of the draft definitive agreements that were being negotiated.

On July 2, 2022, representatives of Cowen spoke with representatives of Moelis and stated that the price per share was sufficient to proceed with finalizing due diligence and the merger agreement, but that La Jolla would not grant exclusivity.

On July 3, 2022, representatives of Cowen and representatives of Company A met telephonically to inform Company A that the La Jolla Board was reviewing its proposal of $5.50 per share.

On July 5 and July 6, 2022, Gibson Dunn provided revised drafts of the merger agreement and the support agreement to Willkie.

On July 6 and July 7, 2022, Gibson Dunn provided revised drafts of the merger agreement and the support agreement to counsel for Company A.

On July 7, 2022, La Jolla management, Gibson Dunn, representatives of Company H and Company H’s legal advisor met twice to complete diligence and discuss outstanding items.

Also on July 7, 2022, the La Jolla Board held a telephonic meeting with members of management, representatives from Gibson Dunn and representatives from Cowen to discuss and evaluate the three proposals received from Innoviva, Company H and Company A. Cowen noted that Innoviva, the lead bidder, had confirmed that an additional $0.28 per share would be added to the bid price of $5.95 per share, which would result in a total bid price of $6.23 per share based on the expected net cash at signing, which included

$4.2 million in a minority interest distribution and $6.2 million for the redemption of the minority interest at fair value, which redemption right was triggered by the anticipated change of control of La Jolla. The La Jolla Board directed Cowen to continue to engage with Company H and Company A to seek to increase their bid proposals.

Representatives of Cowen provided a schedule of La Jolla’s cash on hand and the implied per-share purchase impact to both Innoviva and Company H. Moelis subsequently confirmed the calculation, resulting in a per-share purchase price of $6.23, and the advisor to Company H stated that Company H would not be increasing its per-share purchase price nor accelerating its timing, and that Company A would need until July 12, 2022 to sign and announce.

On July 8, 2022, La Jolla management, Gibson Dunn, representatives of Innoviva and Willkie met twice to complete outstanding diligence inquiries. Representatives of Cowen and Moelis joined the meeting.

Also on July 8, 2022, Gibson Dunn and Willkie exchanged drafts of the support agreement.

Also on July 8, 2022, a representative of Cowen requested that Company A increase its offer to $5.75 per share to remain competitive.

Also on July 8, 2022, counsel for Company A provided comments on the revised draft of the merger agreement.

Also on July 8, 2022, the La Jolla Board held a telephonic meeting with members of management, representatives from Gibson Dunn and representatives from Cowen to discuss and evaluate the three proposals received from Innoviva, Company H and Company A, the status of the definitive documentation with respect to each party, and the expected timing for presenting a definitive agreement for the La Jolla Board’s review and approval.

On July 9, 2022, Company A requested additional due diligence materials and stated that it would convene its board of directors and provide a revised, verbal proposal later that day. Later that day, Company A informed representatives of Cowen that it was prepared to proceed at a price of $5.60 per share in cash.

Also on July 9, 2022, Willkie circulated proposed final forms of the Innoviva merger agreement and the support agreement.

On the morning of July 10, 2022, Gibson Dunn provided counsel for Company A with comments on the revised draft of the merger agreement.

Also on the morning of July 10, 2022, materials were provided to the La Jolla Board for review and consideration in anticipation of the scheduled board meeting to consider approval of the proposed transactions, and Gibson Dunn and Willkie finalized the transaction documents.

On July 10, 2022, the La Jolla Board held a telephonic meeting with members of La Jolla’s senior management, representatives of Cowen, and representatives of Gibson Dunn to discuss the contemplated transactions, including confirming that the Innoviva’s proposal at $6.23 per share was the highest price offered among the final bids, that the definitive transaction documentation with Innoviva was in final form and ready for execution, that the holders of at least 80% of the outstanding Preferred Shares had agreed in writing to waive all consent and voting rights on behalf of all holders of Preferred Shares with respect to the contemplated transactions, and that Innoviva had delivered final, binding copies of the transaction documents, subject only to approval of the respective boards of La Jolla and Innoviva and release of the respective signatures of La Jolla and Innoviva. Representatives of Cowen updated the La Jolla Board on the final negotiations and discussions with Innoviva, Company A and Company H. Representatives of Gibson Dunn discussed certain legal matters with the La Jolla Board, including the fiduciary duties of directors and the material provisions of the merger agreement and the support agreement. Also at this meeting, representatives of Cowen reviewed with the La Jolla Board its financial analysis of the $6.23 per share cash amount pursuant to the merger agreement. Thereafter, Cowen rendered its oral opinion, confirmed by delivery of a written opinion dated July 10, 2022, to the La Jolla Board to the effect that, as of that date and based upon and subject to the various assumptions, qualifications and limitations set forth in such written opinion, as of July 10, 2022, the Offer Price to be received by the holders of Shares in the Offer (solely with respect to the Offer Price to be received for such stockholders’ Shares, and not with respect to any consideration to be received for any Preferred Shares) was fair, from a financial point of view, to such stockholders of La Jolla. After due consideration and consultation with La Jolla’s senior management and Gibson Dunn and Cowen, and after receipt of Cowen’s opinion, the La Jolla Board unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommended that La Jolla’s stockholders tender their Shares to Purchaser pursuant to the Offer.

Later on July 10, 2022 following the meeting of the La Jolla Board, La Jolla and Innoviva executed and delivered the Merger Agreement. Certain stockholders of La Jolla also entered into the Support Agreement with Innoviva and agreed to vote against other proposals for the acquisition of La Jolla and tender their Shares pursuant to the Offer, subject to certain exceptions.

On July 11, 2022, La Jolla and Innoviva publicly announced the Merger and the execution of the Merger Agreement and the Support Agreement.

On July 25, 2022, Innoviva commenced the Offer.

11.	The Merger Agreement; Other Agreements.

The Merger Agreement

The following summary of certain provisions of the Merger Agreement, and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable after the date of the Merger Agreement, but in no event later than July 25, 2022 (assuming the Company is prepared to file with the SEC and disseminate to the Company’s stockholders the Schedule 14D-9 on the same date as Innoviva Acquisition Sub, Inc. commences the Offer). The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment and pay for Shares validly tendered in the Offer is subject only to the satisfaction of the conditions described in Section 16—“Certain Conditions to the Offer.” Subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 16—“Certain Conditions to the Offer,” Purchaser will, and Parent will cause Purchaser to, accept and pay for (subject to any applicable withholding taxes pursuant to the Merger Agreement) all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly on or after the Expiration Time. Pursuant to the Merger Agreement, unless extended or earlier terminated pursuant to and in accordance with the terms of the Merger Agreement, the Offer is initially scheduled to expire one minute after 11:59 p.m., New York City time, on the 20th business day (for this purpose calculated in accordance with Section 14d-1(g)(3) promulgated under the Exchange Act) following the commencement of the Offer (the “Initial Expiration Time”), but may be extended and re-extended as described below (the time and date to which the Offer has been so extended (the “Initial Expiration Time” or the “Expiration Time”)).

Parent and Purchaser expressly reserve the right to waive any of the Offer Conditions, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the

Merger Agreement; provided, however, that Parent and Purchaser shall not, unless otherwise provided in the Merger Agreement or previously approved by La Jolla in writing, (i) reduce the Offer Price or increase the Offer Price by an increment of less than $0.25 per share; (ii) change the form of consideration payable in the Offer; (iii) reduce the number of Shares sought to be purchased in the Offer; (iv) waive, amend or change the Minimum Condition or the Termination Condition; (v) add to the Offer Conditions; (vi) extend the expiration of the Offer except as required or permitted by the Merger Agreement; (vii) provide for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act; or (viii) amend, modify or supplement any Offer Condition or any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the consummation of the Offer or prevent, materially delay or impair the ability of Innoviva or Purchaser to consummate the Offer, the Merger or the other Contemplated Transactions.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is permitted or required to, and Parent is permitted or required to cause Purchaser to, extend the expiration of the Offer. Specifically, the Merger Agreement provides that (i) if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied (unless such condition is waivable by Purchaser or Parent and has been waived), Purchaser may, in its discretion (and without the consent of La Jolla or any other person), extend the Offer for additional periods of up to 10 business days per extension, to permit such Offer Condition to be satisfied; and (ii) if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied (unless such condition is waivable by Purchaser or Parent and has been waived), at the request of La Jolla, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for additional periods specified by La Jolla of up to 10 business days per extension (or such other period as the parties may agree), to permit such Offer Condition to be satisfied; provided, however, that in no event shall Parent or Purchaser (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement and (y) October, 9, 2022 (the “End Date”) (such earlier occurrence, the “Extension Deadline”) or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of La Jolla.

In the event that the Merger Agreement is validly terminated, Purchaser shall (i) promptly (and in any event within one business day) of such termination terminate the Offer, (ii) not acquire any Shares pursuant to the Offer and (iii) promptly return, or cause the Depositary to return, in accordance with applicable law, all tendered Shares to the tendering stockholders.

The Merger. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL, at the Effective Time, the Company and Purchaser shall consummate the Merger, pursuant to which:

•	Purchaser shall be merged with and into La Jolla and the separate existence of Purchaser shall thereupon cease; and

•	La Jolla shall continue its existence under the DGCL as the Surviving Corporation and shall continue to be governed by the laws of the State of Delaware.

The Merger shall be governed by Section 251(h) of the DGCL and the Parties shall take all necessary and appropriate action to cause the Merger to become, and the Merger shall become, effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Merger Closing, without a meeting of the Company’s stockholders, in accordance with Section 251(h) of the DGCL. The effect of the Merger shall be as provided in the Merger Agreement and the applicable provisions of the DGCL.

Unless the Merger Agreement has been terminated pursuant to its terms, the closing of the Merger (the “Closing”) will take place three business days after the satisfaction or waiver of all of the conditions set forth in Article VII of the Merger Agreement (other than conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) (the “Closing Date”). Subject to the provisions of the Merger Agreement, at the Closing, the Company and Parent shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL, and the Merger will become effective at such time as the Certificate of Merger has been so duly filed or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the Effective Time of the Merger).

The obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to cause the Merger to be effected and otherwise cause the Contemplated Transactions to be consummated are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

•	Parent or Purchaser shall have irrevocably accepted for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer;

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Any applicable waiting period (and any extension thereof) under the HSR Act or any other applicable legal requirement relating to the transactions contemplated by the Merger Agreement, as well as any agreement not to close embodied in a “timing agreement” among the parties and a governmental body, shall have expired or been terminated; and

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No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other governmental body and remain in effect, and there shall not be any legal requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

Effect on Capital Stock. At the Effective Time:

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Each Share outstanding immediately prior to the Effective Time (other than (i) Shares to be cancelled pursuant to provisions relating to the conversion of capital stock of La Jolla under the Merger Agreement and (ii) Dissenting Shares (as defined herein)) shall, by virtue of the Merger and without any action on the part of the holder thereof or the Company or Purchaser Parties, be converted into the right to receive the Offer Price;

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Each Preferred Share outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof or the Company or Purchaser Parties, be converted into the right to receive an amount in cash equal to 1,724.04 times the Offer Price;

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Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation with the same rights, powers, and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation;

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All Shares that are owned by Purchaser Parties or held by the Company as treasury stock, in each case immediately prior to the Effective Time, shall, automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefore; and

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Each Share converted into the right to receive the Offer Price shall automatically cease to exist and the holders immediately prior to the Effective Time of Shares not represented by certificates (“Book-Entry Shares”) and the holders of certificates that, immediately prior to the Effective Time, represent Shares (the “Certificates”) shall cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such Book-Entry Shares or Certificates in accordance with the terms of the Merger Agreement, the Offer Price for each such Share held by them.

Treatment of Options. Prior to the Effective Time, La Jolla will take all actions necessary or appropriate to cause all Options, whether vested or unvested, to be terminated and cancelled immediately prior to the Effective Time in exchange for the right of the holder thereof to receive a lump-sum amount in cash, without interest, equal to the excess, if any, of the Offer Price over the exercise price per share thereof, net of any taxes withheld pursuant to the Merger Agreement. For the avoidance of doubt, with respect to each Option with an exercise price that is greater than or equal to the Offer Price, such termination and cancellation will be for no consideration.

Treatment of Stock Plan. La Jolla shall take all actions (including obtaining any necessary determinations and/or resolutions of the Board or the appropriate committee thereof) that may be necessary or required under the Company’s 2018 Employee Stock Purchase Plan (“ESPP”) and applicable laws to ensure that the ESPP shall terminate in its entirety as of, and subject to, the Effective Time and no further rights shall be granted or exercised under the ESPP thereafter. From the date of the Merger Agreement through the Effective Time, the Company shall not permit there to be either a current payment period or any accumulated participant contributions under the ESPP.

Treatment of Company Equity Awards. Prior to the Effective Time, La Jolla shall take all actions necessary or appropriate to terminate the ESPP as of the Effective Time in accordance with the ESPP, with no Shares being purchased under the ESPP after the date of the Merger Agreement.

Adjustment to the Offer Price. The Merger Agreement provides that if at any time between the date of the Merger Agreement and the Effective Time any change in the number of outstanding Shares shall occur as by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a stock dividend is declared by the Company and a record date with respect to any such event shall occur during such period, then the Offer Price shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by the Merger Agreement prior to such action; provided that no party to the Merger Agreement may effect any such change that it is not otherwise authorized or permitted to undertake pursuant to the Merger Agreement.

Certificate of Incorporation and Bylaws. Under the Merger Agreement, at the Effective Time, (a) the Certificate of Incorporation of La Jolla shall be amended and restated so as to read in its entirety as set forth in Exhibit B to the Merger Agreement, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof and applicable law; and (b) the bylaws of Purchaser as in effect immediately prior to the Effective Time shall be amended and restated so as to read in its entirety as set forth in Exhibit C to the Merger Agreement, and as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the terms thereof and applicable law.

Board of Directors and Officers at the Effective Time. Under the Merger Agreement, directors and officers of La Jolla, from and after the Effective Time shall be the respective individuals who are directors and officers of Purchaser immediately prior to the Effective Time, and such directors and officers shall hold such office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation as in effect from and after the Effective Time.

Representations and Warranties. The Merger Agreement, which has been provided solely to inform La Jolla’s stockholders of its terms and is not intended to provide any other factual information about La Jolla, contains various representations and warranties made by La Jolla to Parent and Purchaser and representations and warranties made by Parent and Purchaser to La Jolla. The assertions embodied in the representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were the product of negotiations among La Jolla, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in a confidential disclosure schedule that the parties exchanged in connection with the signing of the Merger Agreement. The confidential disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among La Jolla, Parent and Purchaser, rather than establishing matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to La Jolla, Parent and

Purchaser that may be different from those which are applicable to La Jolla’s stockholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in La Jolla’s or Purchaser’s public disclosures. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about La Jolla, Parent or Purchaser. Except for the rights of La Jolla’s stockholders to receive the Offer Price and for the rights of the holders of Options to receive the consideration specified in the Merger Agreement at the Effective Time, in each case in accordance with the terms of the Merger Agreement, stockholders and holders of Options are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of La Jolla, Parent or Purchaser or any of their respective subsidiaries or affiliates.

In the Merger Agreement, La Jolla made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	the corporate organization, standing and power of La Jolla and its subsidiaries;

•	La Jolla’s and its subsidiaries’ governing documents;

•	La Jolla’s and its subsidiaries’ capitalization;

•	La Jolla’s SEC filings and compliance with the applicable provisions of the Sarbanes-Oxley Act and the listing and governance requirements of Nasdaq;

•	the absence of certain changes involving La Jolla and its subsidiaries since certain specified dates;

•	La Jolla’s and its subsidiaries’ title to assets;

•	La Jolla’s and its subsidiaries’ outstanding loans;

•	La Jolla’s and its subsidiaries’ customers, suppliers and manufacturers;

•	La Jolla’s and its subsidiaries’ real property;

•	La Jolla’s and its subsidiaries’ intellectual property;

•	La Jolla’s and its subsidiaries’ material contracts;

•	the absence of undisclosed liabilities;

•	La Jolla’s and its subsidiaries’ permits and compliance with legal requirements and regulatory matters, including the Foreign Corrupt Practices Act of 1977;

•	governmental filings and certain other governmental and other third-party consents and approvals, and no violations of organizational or governance documents;

•	La Jolla’s and its subsidiaries’ tax matters;

•	La Jolla’s and its subsidiaries’ employee benefit plans, ERISA matters and other employment benefit matters;

•	La Jolla’s and its subsidiaries’ labor matters;

•	La Jolla’s and its subsidiaries’ environmental matters;

•	La Jolla’s and its subsidiaries’ insurance;

•	La Jolla’s and its subsidiaries’ transactions with affiliates;

•	the absence of material pending or threatened legal proceedings against La Jolla or its subsidiaries;

•	the absence of governmental contracts;

•	the power and authority of La Jolla to perform its obligations under the Merger Agreement and the enforceability of the Merger Agreement against La Jolla;

•	La Jolla’s Board’s actions in support of the Merger Agreement;

•	the inapplicability of Section 203 of the DGCL to the Merger Agreement, Support Agreement, or to the Offer, the Merger or any of the other Contemplated Transactions;

•	the absence of a vote or consent of the holders of La Jolla’s capital stock to authorize the Merger Agreement or consummate the Offer;

•	the absence of contravention with the rules of the SEC, Nasdaq, HSR Act, the Offer, consummation of the Merger or any of the other Contemplated Transactions;

•	the opinion of Cowen and Company, LLC stating that the Offer Price is fair;

•	the absence of brokers, finders, investment bankers or other intermediaries other than Cowen and Company, LLC;

•	the accuracy of information provided by La Jolla for inclusion in certain SEC filings relating to the Offer; and

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the absence of reliance on any representations or warranties regarding the subject matter of the Merger Agreement except for the representations of Parent and Purchaser in Section 3 of the Merger Agreement.

Some of the representations and warranties in the Merger Agreement made by La Jolla are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any effect, change, claim, event or circumstance (collectively, “Effect”) that, considered together with all other Effects, is or could reasonably be expected to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on the business, financial condition or results of operations of La Jolla and each of its subsidiaries (the “Target Companies”) taken as a whole; provided, however, that in no event shall any Effects resulting from any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has occurred or could or would occur, a Company Material Adverse Effect: (i) conditions generally affecting the industry in which any Target Company participates or the U.S. or global economy as a whole, to the extent that such conditions do not have a materially disproportionate impact on the Target Companies taken as a whole as compared to other industry participants; (ii) general conditions in the financial markets, and any changes therein, and any changes arising out of acts of terrorism, war, weather conditions, viruses or pandemics or other force majeure events, to the extent that such conditions do not have a materially disproportionate impact on the Target Companies, taken as a whole, as compared to other industry participants; (iii) changes in the trading price or trading volume of Shares, or the suspension of trading in or delisting of La Jolla’s securities on the Nasdaq Capital Market (it being understood, however, that except as otherwise provided in this sentence, any Effect giving rise to or contributing to such changes in the trading price or trading volume of Shares may give rise to a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred or could or would occur); (iv) changes in GAAP (or any interpretations of GAAP) or legal requirements applicable to La Jolla or any of its subsidiaries; (v) the failure to meet public estimates or forecasts of revenues, earnings of other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (it being understood, however, that, except as otherwise provided in this sentence, any Effect giving rise to or contributing to any such failure may give rise to a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred or could or would occur); (vi) any stockholder litigation or other claims arising from or relating to the Merger Agreement or the Contemplated Transactions and/or relating to a breach of the fiduciary duties of the La Jolla Board to La Jolla’s stockholders under applicable legal requirements; (vii) resulting or arising out of the execution, announcement or performance of the Merger Agreement or any of the Contemplated Transactions, including the loss of employees, suppliers or customers (including customer orders or contracts); or (viii) the taking of any action expressly required to be taken pursuant to the Merger Agreement or the taking of any action requested by Parent to be taken pursuant to the terms of the Merger Agreement to the extent taken in accordance with such request.

In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to La Jolla with respect to:

•	the corporate organization, standing and valid existence of Parent and Purchaser;

•	Parent’s and Purchaser’s respective power and authority relating to the Merger Agreement and the transactions contemplated thereby and required authorizations;

•	ownership of La Jolla’s Shares;

•	the absence of material pending or threatened legal proceedings against Parent or its subsidiaries;

•	sufficiency of funds;

•	the absence of contravention with the rules of the SEC, Nasdaq, HSR Act, the Offer, consummation of the Merger or any of the other Contemplated Transactions;

•	the accuracy of information provided by or on behalf of Parent for inclusion in certain SEC filings relating to the Offer;

•	the absence of reliance on any representations or warranties regarding the subject matter of the Merger Agreement except for the representations of La Jolla in Section 2 of the Merger Agreement; and

•	the formation of Purchaser solely for the purpose of engaging in the Contemplated Transactions.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any effect that, considered together with all other effects, is or could reasonably be expected to, materially and adversely prevent, delay or impair the ability of Parent and Purchaser to consummate the transactions contemplated by the Merger Agreement prior to the End Date; provided, however, that in no event shall any effects resulting from any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has occurred or could or would occur, a Parent Material Adverse Effect: any changes arising out of acts of terrorism, war, weather conditions, viruses or pandemics or other force majeure events.

None of the representations or warranties contained in the Merger Agreement survives the consummation of the Merger or the termination of the Merger Agreement.

Access and Investigation. The Merger Agreement requires that during the Pre-Closing Period, subject to applicable legal requirements (including attorney-client privilege and work product doctrine) and the terms of any confidentiality restrictions under contracts of a party as of the date of the Merger Agreement (subject to an obligation of the applicable party to use commercially reasonable efforts to cause such restrictions to be waived), upon reasonable notice La Jolla shall, and shall cause its subsidiaries and each of their respective representatives to (a) provide the representatives of Parent with reasonable access during normal business hours to its representatives and assets and to all existing books, records, tax returns, work papers and other documents and information relating to such Target Company, in each case as reasonably requested by Parent; and (b) provide the representatives of Parent with such copies of the existing books, records, tax returns, work papers and other documents and information relating to such Target Company as reasonably requested by Parent. Without limiting the generality of any of the foregoing, during the Pre-Closing Period (but subject to applicable legal requirements, and except in the case of any document relating to any Acquisition Proposal, Superior Offer or Triggering Event), La Jolla and Parent shall each promptly provide the other with copies of any notice, report or other document filed with or sent to any governmental body on behalf of any of the Target Companies or Parent or Purchaser in connection with the Merger or any of the other Contemplated Transactions a reasonable time in advance of the filing or sending of such document in order to permit a review thereof. Nothing in the Merger Agreement shall require La Jolla or Parent to disclose any information if, under the reasonable advice of counsel, such disclosure would jeopardize any attorney-client privilege or contravene any applicable legal requirement or binding agreement entered into prior to the date of the Merger Agreement, provided that the parties shall cooperate to disclose the portion of such information that would not jeopardize such privilege or contravene such legal requirements or binding agreements. All information exchanged pursuant to the Merger Agreement shall be subject to the Confidentiality and Nondisclosure Agreement, dated as of March 22, 2022, between La Jolla and Parent (the “Confidentiality Agreement”).

Conduct of Business by Parent and Purchaser Pending the Merger. Except as otherwise expressly contemplated or permitted by the Merger Agreement or as required by applicable law, during the Pre-Closing Period, (a) neither Parent nor Purchaser shall, directly or indirectly, without the prior consent of La Jolla (not to be unreasonably withheld, delayed or conditioned), take or cause to be taken any action that would be reasonably expected to have a Parent Material Adverse Effect and (b) Purchaser shall not engage in any activity of any nature except for activities related to or in furtherance of the Offer, the Merger and the other Contemplated Transactions.

Operation of the Business of the Target Companies Pending the Merger. During the period from the date of the Merger Agreement and ending as of the earlier of the termination of the Merger Agreement or the Acceptance Time (the “Pre-Closing Period”), except (1) as set forth in the company disclosure schedule, (2) as otherwise contemplated by the Merger Agreement, or (3) as required by applicable legal requirements or by any La Jolla contract in effect and made available to Parent or to the extent that parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed): (i) La Jolla shall and shall cause each of the Target Companies to, conduct its business and operations in the ordinary course and in accordance in all material respects with past practice and to pay its debt and payables, as they come due; and (ii) La Jolla shall, and shall cause each of the Target Companies to preserve intact the material components of its current business organization and maintain its relations and goodwill with all material suppliers, material customers, material licensors and governmental bodies.

During the Pre-Closing Period, except (1) as set forth in the company disclosure schedule, (2) as otherwise contemplated by the Merger Agreement, or (3) as required by applicable legal requirements, La Jolla shall not (without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed), and La Jolla shall ensure that each of the other Target Companies does not (except as otherwise contemplated by the Merger Agreement, as required by applicable legal requirements or with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed):

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declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, other than: (A) dividends or distributions between or among any of the Target Companies to the extent consistent with past practice; (B) pursuant to La Jolla’s right to repurchase restricted stock held by an employee of La Jolla upon termination of such employee’s employment; or (C) in connection with the withholding of Shares to satisfy tax obligations with respect to the exercise of Options;

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offer, deliver, sell, issue, grant, dispose of, pledge or otherwise encumber or authorize or propose the offering, delivery sale, issuance, grant disposition or encumbrance of any equity interest (except that La Jolla may issue Shares upon the valid exercise of Options outstanding as of the date of the Merger Agreement);

•	amend, terminate or grant any waiver under any standstill agreements;

•	amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

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(A) acquire any equity interest or other interest in any other entity; (B) form any subsidiary; or (C) effect or become a party to, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, business combination, amalgamation, merger, consolidation, employee restructuring, recapitalization, other reorganization of the Target Companies, or any share exchange, reclassification of any capital stock or other equity interests, stock split, reverse stock split, division or subdivision of any capital stock or other equity interests, consolidation of shares or similar transaction;

•

make any capital expenditure (except that the Target Companies may make any capital expenditure that: (A) is provided for in La Jolla’s forecast made available to Parent prior to the date of the Merger Agreement; or (B) when added to all other capital expenditures made on behalf of all of the Target Companies since the date of the Merger Agreement but not provided for in La Jolla’s forecast made available to Parent prior to the date of the Merger Agreement, does not exceed $50,000 in the aggregate);

•

(A) extend, renew or enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any material La Jolla contract or any other contract that would be material had it been in effect on the date of the Merger Agreement; or (B) amend, terminate, or waive any material right or remedy under, any contract material to La Jolla, other than termination thereof upon the expiration of any such contract in accordance with its terms or if permitted by the terms of such contract, upon a material breach thereof by the counterparty thereto;

•

acquire, lease or license any right or other asset from, or make any capital contributions to or investments in, any other person or sell or otherwise dispose of, or lease or license, any right or other asset to any other person, or abandon or allow any right or asset to lapse or expire (except in each case for assets: (A) acquired, leased, non-exclusively licensed or disposed of by La Jolla in the ordinary course of business consistent in all material respects with past practice; or (B) that are immaterial to the business of the Target Companies, taken as a whole);

•	encumber or otherwise make any pledge of any of its material assets or permit any of its material assets to become subject to any encumbrances, except for permitted encumbrances;

•

make any loans or any advances to any person (other than intercompany indebtedness and routine travel and business expense advances made to directors or employees, in each case in the ordinary course of business), or, except in the ordinary course of business consistent in all material respects with past practice, incur, create, issue or assume, guarantee or otherwise become liable for any indebtedness (including increasing the indebtedness under contracts in existence as of the date of the Merger Agreement);

•	other than as required by concurrent changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any respect;

•

make, change or revoke any material election in respect of taxes, amend any income or other material tax return, change any accounting method in respect of taxes, surrender any right or claim of a refund of tax, enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of other applicable legal requirement), consent to any extension or waiver of the limitation period applicable to any audit or assessment (other than in the ordinary course of an audit), enter into any tax-sharing or similar contract or arrangement (other than any ordinary commercial agreement), or settle or compromise any material governmental proceeding with respect to taxes;

•

commence any legal proceeding, except with respect to (A) routine matters in the ordinary course of business consistent in all material respects with past practice involving only claims for monetary damages of not more than $250,000 in the aggregate; (B) in such cases where La Jolla reasonably determines in good faith that the failure to commence suit could result in a material impairment of a valuable aspect of its business, provided that La Jolla consults with Parent and considers the views and comments of Parent with respect to such legal proceedings prior to commencement thereof); or (C) in connection with the Contemplated Transactions or a breach of the Merger Agreement or the other agreements listed in the definition of “Contemplated Transactions”;

•

waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise any material legal proceeding, other than pursuant to a settlement (A) that results solely in monetary obligation involving payment by the Target Companies of the amount specifically reserved in accordance with GAAP with respect to such legal proceedings on La Jolla audited balance sheet; (B) that results solely in monetary obligation involving only the payment of monies by the Target Companies of not more than $250,000 in the aggregate; or (C) pursuant to or otherwise in accordance with the Merger Agreement provided that the foregoing clauses (A) and (B) shall not apply to any legal proceeding involving any claims alleging that any person (including any Target Company) has infringed, misappropriated or otherwise violated another person’s (including any Target Company) intellectual property;

•

recognize, or enter into, any collective bargaining agreement or any other contract or other agreement with any labor organization, except as otherwise required by applicable legal requirements and after advance notice to Parent;

•

other than as required by a La Jolla employee plan set forth on the company disclosure schedule, (A) increase the compensation or benefits of any current or former officer, employee, independent contractor, consultant or director, of or to any of the Target Companies (a “Company Associate”), (B) accelerate the vesting or payment of any compensation or benefits of any Company Associate or under any La Jolla employee plan, (C) enter into, amend or terminate any La Jolla employee plan or grant, amend or terminate any awards thereunder, (D) fund any payments or benefits that are payable or to be provided under any La Jolla employee plan, (E) terminate without “cause” any Company Associate with an annual base salary in excess of $100,000, (F) hire or engage any new Company Associate with an annual base salary in excess of $100,000, (G) make any loan to any Company Associate (other than advancement of expenses in the ordinary course of business consistent with past practices), or (H) permit any payment or offering period to be in effect under the ESPP, permit any participant contributions to be made or accumulated under the ESPP, or authorize or commence any new payment or offering period under the ESPP;

•

other than in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or terminate or fail to renew any material existing insurance policies; or

•	commit to take any of the actions described in the foregoing.

No Solicitation. The Merger Agreement subjects La Jolla and the Target Companies to certain restrictive covenants:

•

La Jolla shall (and shall cause the other Target Companies to) and shall direct their respective representatives to immediately cease any solicitation, discussions or negotiations with any persons that may be ongoing as of the date of the Merger Agreement with respect to an Acquisition Proposal and take such action as is reasonably necessary to enforce (x) any confidentiality provisions or provisions of similar effect to which the Target Companies are a beneficiary and (y) the provisions of any standstill agreement or similar agreement. Except as permitted by the Merger Agreement, until the earlier of (a) the time at which the Merger Agreement is terminated in accordance with the terms thereof or (b) the Acceptance Time (the “Specified Time”), La Jolla shall not, and shall cause each other Target Company and cause its and their representatives not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any nonpublic information in connection with an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (iii) adopt any resolution for the purpose of exempting any person (other than Parent and its subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable anti-takeover law or La Jolla ’s organizational or other governing documents, (iv) approve, endorse, recommend or enter into any agreement in principle, letter of intent, merger agreement, acquisition agreement or other similar agreement relating to any Acquisition Proposal or (v) resolve to propose, agree or publicly announce an intention to do any of the foregoing.

•

La Jolla shall, and shall cause the other Target Companies and direct its and their representatives to, promptly (but in no event later than within three business days of the date of the Merger Agreement), request the return from, or destruction by, all third parties of all nonpublic information previously furnished or made available to such parties by or on behalf of the Target Companies relating to any possible Acquisition Proposal within 12 months prior to the date of the Merger Agreement (and La Jolla shall use commercially reasonable efforts to have such information returned or destroyed) and on the date of the Merger Agreement terminate all physical and electronic data room access previously granted to any such party or its representatives.

•

Notwithstanding anything else in the Merger Agreement to the contrary, if at any time on or after the date of the Merger Agreement and prior to the Specified Time, any Target Company or any of its representatives receives a bona fide unsolicited written Acquisition Proposal from any person or group of persons, which Acquisition Proposal was made on or after the date of the Merger Agreement (and has not been withdrawn) and did not result from any material breach of the Merger Agreement, if the La Jolla Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer and, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the fiduciary duties of the La Jolla Board to La Jolla’s stockholders under applicable legal requirements, then La Jolla and its representatives may (x) furnish, pursuant to (but only pursuant to) an acceptable confidentiality agreement, information (including non-public information) to the person or group of persons who has made such Acquisition Proposal (provided that La Jolla shall provide to Parent, (A) prior to taking any of the above actions with such other person, written notice setting forth La Jolla’s intention to furnish nonpublic information and (B) substantially concurrently with providing access to any such other person, any such nonpublic information that is provided to any person given such access which was not previously made available to parent or its representatives), and (y) engage in, continue or otherwise participate in discussions or negotiations (including the solicitation of revised Acquisition Proposals) (and waive such person’s noncompliance with provisions of any “standstill” agreement to the extent but only to the extent necessary to permit such discussions) with the person or group of persons making such Acquisition Proposal and its or their representatives.

•

La Jolla shall (i) promptly (and in any event within one business day) notify Parent orally and in writing of any Acquisition Proposal that is received by any Target Company or any of its representatives, (ii) provide to Parent the identity of the person making or submitting such Acquisition Proposal, a copy of any written Acquisition Proposal (and any other written material provided by such person with respect to such Acquisition Proposal to the extent setting forth a material clarification to the material terms and conditions thereof) from such person and a summary of the material terms and conditions of any such Acquisition Proposal that is presented orally, and (iii) keep Parent reasonably informed with respect to the status of and any material developments regarding any such Acquisition Proposal on a reasonably prompt basis, including by providing reasonably prompt (and in any event within one business day) notice of all material amendments or modifications thereto and a copy of any final definitive agreement in respect of such Acquisition Proposal La Jolla would be prepared to execute, subject to the terms and conditions of the Merger Agreement. La Jolla agrees that it and its subsidiaries will not enter into any confidentiality agreement with any person subsequent to the date of the Merger Agreement which prohibits La Jolla from providing any information to Parent in accordance with the Merger Agreement.

•

Nothing in the Merger Agreement shall prohibit La Jolla from (i) taking and disclosing to the stockholders of La Jolla a position in compliance with Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to La Jolla’s stockholders if, in the good-faith judgment of the La Jolla Board, after consultation with its outside legal counsel, failure to so disclose would be inconsistent with its fiduciary duties under applicable legal requirements or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f)

promulgated under the Exchange Act, provided that (1) any such disclosure or position described in this Section 4.4(f) shall not be deemed to be a La Jolla Adverse Change in Recommendation in and of itself and shall not in and of itself require the giving of any Determination Notice if, upon the written request of Parent following any disclosure specified in clause (i) or (ii), the La Jolla Board reaffirms the La Jolla Board Recommendation in such statement or in connection with such action, and (2) this Section 4.4(f) shall not permit the La Jolla Board to make a La Jolla Adverse Change in Recommendation except to the extent expressly permitted by, and in accordance with, Sections 5.1(b) and 5.1(c).

•

La Jolla (other than as permitted under the Merger Agreement) (i) agrees that it will not, and it shall ensure that none of the other Target Companies will, release or permit the release of any person from, or amend, waive or permit the amendment or waiver of any provision of, any “standstill” or similar agreement or provision to which any of the Target Companies is or becomes a party or under which any of the Target Companies has or acquires any rights and (ii) will use its reasonable best efforts to enforce or cause to be enforced each such agreement or provision.

•

La Jolla agrees that in the event that any Target Company or any representative of any Target Company takes any action which, if taken by La Jolla, would constitute a breach of the non-solicitation section of the Merger Agreement, La Jolla shall be deemed to be in breach of the Merger Agreement.

Acquisition Proposals and the La Jolla Board Recommendation. Under the Merger Agreement, an “Acquisition Proposal” means, any offer or proposal (other than an offer or proposal by Parent or Purchaser) for any transaction or series of related transactions (other than the Contemplated Transactions) for (i) any acquisition or purchase from any Target Company by any person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a 35% beneficial or record interest in the total outstanding voting securities of any class (or instruments convertible into or exercisable or exchangeable for more than 35% of any such class) of La Jolla, including pursuant to a stock purchase, merger, consolidation, tender offer, share exchange or other transaction involving La Jolla or any of its subsidiaries; (ii) any tender offer (including self-tender) or exchange offer that if consummated would result in any person or “group” (as defined in or under Section 13(d) of the Exchange Act) owning (beneficially or on record) more than 35% of the total outstanding voting securities of any class (or instruments convertible into or exercisable or exchangeable for more than 35% of any such class) of La Jolla; (iii) any merger, consolidation, business combination, share exchange, issuance of securities, acquisition of securities, reorganization, recapitalization or other similar transaction for more than 35% of the voting securities of La Jolla or the consolidated assets of the Target Companies, taken as a whole; (iv) any sale, lease, exchange, transfer, exclusive license or disposition, in each case, other than in the ordinary course of business, of more than 35% of the consolidated assets of the Target Companies, taken as a whole (measured by the lesser of book or fair market value thereof); (v) liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), or recapitalization or other significant corporate reorganization of La Jolla or one or more of its subsidiaries which, individually or in the aggregate, generate or constitute 35% or more of the consolidated net revenues, net income, or assets of La Jolla and its subsidiaries, taken as a whole; or any combination of the foregoing (an “Acquisition Transaction”).

Under the Merger Agreement, “Superior Offer” means any bona fide written Acquisition Proposal involving an Acquisition Transaction, which did not arise from a breach of the no solicitation provisions of the Merger Agreement, that is not subject to any financing contingency, which the La Jolla Board shall have determined (after consultation with its financial advisor and its outside legal counsel) (a) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of financing and certainty of closing) of the proposal, the person making the proposal and other aspects of the Acquisition Proposal that the La Jolla Board deems relevant and (b) if consummated, would be more favorable to La Jolla’s stockholders (in their capacity as such) and creditors than the Contemplated Transactions; provided that for purposes of this definition of “Superior Offer,” the references to “35%” in the definition of Acquisition Proposal shall be deemed to be references to “80%.”

Under the Merger Agreement, “Change in Circumstance” means any material event, development or change in circumstances with respect to the Target Companies that (a) was neither known to, nor was reasonably foreseeable by, the La Jolla Board on or prior to the date of the Merger Agreement and (b) does not relate to an Acquisition Proposal; provided that none of the following will constitute, or be considered as part as of a, Change in Circumstance: (i) any changes, in and of itself, in the market price, credit ratings or trading volume of the Shares, (ii) the fact that, in and of themselves, La Jolla meets or exceeds internal or published projections, budgets, forecasts, estimates or timelines, (iii) communications from, or granting of any approvals or permits by, the FDA or any other governmental entity or (iv) the results of, or information related to, any clinical trial or study related to La Jolla’s products.

Until the Specified Time, none of La Jolla, the La Jolla Board nor any committee thereof shall (1) (A) withhold, withdraw, qualify or modify in a manner adverse to Parent or Purchaser, or resolve to or publicly propose to withhold, withdraw, qualify, or modify in a manner adverse to Parent or Purchaser, the La Jolla Board Recommendation, (B) remove the La Jolla Board Recommendation from or fail to include the La Jolla Board Recommendation in the offer documents or (C) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal (any action described in this clause (1) being referred to as a “La Jolla Adverse Change in Recommendation”) or (2) adopt, approve, recommend, submit to stockholders or declare advisable, or propose to adopt, approve, recommend, submit to stockholders or declare advisable, or allow any Target Company to execute or enter into any letter of intent (whether or not binding), term sheet, merger agreement, acquisition agreement, option agreement, agreement in principle or similar agreement providing for any Acquisition Proposal, or requiring La Jolla to abandon, terminate, delay or fail to consummate the Contemplated Transactions (other than an acceptable confidentiality agreement) (any such contract, an “Alternative Acquisition Agreement”).

Subject to the terms described below, the La Jolla Board made the La Jolla Board Recommendation.

Any time prior to the Specified Time: (i) if La Jolla has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.4) from any person that has not been withdrawn and after consultation with outside legal counsel and financial advisors, the La Jolla Board shall have determined in good faith that such Acquisition Proposal is a Superior Offer, (x) the La Jolla Board may make a La Jolla Adverse Change in Recommendation, and/or (y) La Jolla may terminate the Merger Agreement to substantially concurrently therewith enter into a Specified Agreement with respect to such Superior Offer and pay the termination fee pursuant to the Merger Agreement, in each case if and only if: (A) the La Jolla Board determines in good faith, after consultation with La Jolla’s outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the La Jolla Board to La Jolla’s stockholders under applicable legal requirements; (B) La Jolla shall have given Parent prior written notice of its intention to consider making a La Jolla Adverse Change in Recommendation or terminate the Merger Agreement at least four business days prior to making any such La Jolla Adverse Change in Recommendation or termination (a “Determination Notice”) (which notice shall not in and of itself constitute a La Jolla Adverse Change in Recommendation or a termination of the Merger Agreement); and (C) (1) La Jolla shall have made available to Parent the identity of the offeror, a summary of the material terms and conditions of the Acquisition Proposal and copies of all written materials and other documents required by the Merger Agreement, (2) La Jolla shall have given Parent the four business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make other proposals and shall have made available its representatives to negotiate with Parent in good faith with respect to such proposed revisions or other proposal, if any (provided that Parent may revise such offer or proposal in response to any revisions to a Superior Offer), (3) after considering any such revised proposal from Parent, including whether such proposal was a written, binding and irrevocable offer, and the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel and its financial advisors, the La Jolla Board shall have determined in good faith that such Acquisition Proposal continues to constitute a Superior Offer and, after consultation with its outside legal counsel, that the failure to make the La Jolla Adverse Change in Recommendation and/or terminate the Merger Agreement would be inconsistent with the fiduciary duties of the La Jolla Board to La Jolla’s stockholders under applicable legal requirements and (4) if La Jolla intends to terminate the Merger Agreement to enter into a Specified Agreement, La Jolla shall have complied with the Merger Agreement. The provisions of this clause (i) shall also apply to any material amendment (which shall include any revision to the amount, form or mix of consideration La Jolla’s stockholder would receive) to any Acquisition Proposal and require a new Determination Notice, except that, in the case of material amendments to any Acquisition Proposal, the references to four Business Days shall be deemed to be three business days; or (ii) other than in connection with a Superior Offer (which shall be subject to clause (i) above), the La Jolla Board may make a La Jolla Adverse Change in Recommendation in response to a Change in Circumstance, if and only if: (A) the La Jolla Board determines in good faith, after consultation with La Jolla’s outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the La Jolla Board to La Jolla’s stockholders under applicable legal requirements; (B) La Jolla shall have given Parent a Determination Notice at least four business days prior to making any such La Jolla Adverse Change in Recommendation; and (C) (1) La Jolla shall have specified the Change in Circumstance in reasonable detail including a summary of the material facts and circumstances involved in such Change in Circumstance, (2) La Jolla shall have given Parent the four business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make other proposals and shall have made available its representatives to negotiate with Parent with respect to such proposed revisions or other proposal, if any, such that the applicable Change in Circumstance would no longer necessitate a La Jolla Adverse Change in Recommendation, and (3) after considering any such proposal, including whether such proposal was a written, binding and irrevocable offer, and the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the La Jolla Board shall have determined in good faith that the failure to make the La Jolla Adverse Change in Recommendation would be inconsistent with the fiduciary duties of the La Jolla Board to La Jolla’s stockholders under applicable legal requirements. These provisions shall also apply to any material change to the facts and circumstances relating to such Change in Circumstance and require a new Determination Notice, except that, in the case of material changes to any facts and circumstances relating to such Change in Circumstance, the references to four business days shall be deemed to be three business days.

Stock Options and ESPP. Prior to the Effective Time, La Jolla will take all actions necessary or appropriate to cause all Options, whether vested or unvested, to be terminated and cancelled immediately prior to the Effective Time in exchange for the right of the holder thereof to receive a lump-sum amount in cash, without interest, equal to the excess, if any, of the Offer Price over the exercise price per share thereof, net of any taxes withheld. For the avoidance of doubt, with respect to each Option with an exercise price that is greater than or equal to the Offer Price, such termination and cancellation will be for no consideration. Following the Effective Time, no Option shall remain outstanding and each former holder of an Option shall cease to have any rights with respect thereto, except the right to receive the consideration. La Jolla will cause the consideration payable to each former holder of an Option that was outstanding immediately prior to the Effective Time to be paid through the Surviving Corporation’s payroll (or through the Paying Agent if the former holder is not a current or former employee of La Jolla or any affiliate of La Jolla) to such former holder as soon as practicable following the Effective Time (but in any event not later than 10 business days thereafter). Prior to the Effective Time, La Jolla shall take all actions necessary or appropriate to effectuate the treatment of the Options contemplated by this section. At the Effective Time, Parent may (if Parent determines that it desires to do so) assume La Jolla’s option plan. Prior to the Effective Time, La Jolla shall take all actions necessary or appropriate to terminate the ESPP as of the Effective Time in accordance with the ESPP, with no Shares being purchased under the ESPP after the date of the Merger Agreement.

Employee Benefits. During the period commencing on the Closing Date and ending on the first anniversary of the Closing Date (or such earlier date as such employee’s employment terminates for any reason) (the “Continuation Period”), Parent shall, and shall cause its subsidiaries (including the Surviving Corporation) to, provide each employee of the Target Companies who continues employment with Parent, the Surviving Corporation or any subsidiary of the Surviving Corporation immediately following the Effective Time (“Continuing Employees”) with, as applicable, (i) a rate of salary, target annual cash bonus and commission opportunities that, taken together, are no less favorable in the aggregate than those provided to such Continuing Employee immediately prior to the Effective Time, (ii) employee benefits that are comparable in the aggregate to either (at Parent’s discretion) (x) the employee benefits (other than defined benefit pension benefits, retiree welfare benefits, severance benefits and deferred compensation) provided to such Continuing Employee immediately prior to the Effective Time, or (y) the employee benefits (other than defined benefit pension benefits, retiree welfare benefits, severance benefits and deferred compensation) provided to similarly-situated employees of Parent and its subsidiaries from time to time during the Continuation Period, and (iii) in the event that such Continuing Employee’s employment is terminated by Parent or any of its affiliates without “cause” during the Continuation Period, severance benefits that are no less favorable than the severance benefits that would have been provided to the applicable Continuing Employee pursuant to the La Jolla employee plan set forth in the company disclosure schedule had such termination occurred immediately prior to the Effective Time; provided, that such Continuing Employee may be required to execute a general release of claims in a form provided or approved by Parent in connection with such Continuing Employees’ receipt of any such severance benefits.

Nothing in the Merger Agreement shall be construed to create a right in any current or former officer, employee, independent contractor, consultant or director, of or to any of the Target Companies (a “Company Associate”) to employment with Parent, the Surviving Corporation or any other subsidiary or affiliate of Parent, or to interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any other subsidiary or affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any employee or other service provider of La Jolla or any La Jolla affiliate at any time for any reason whatsoever, with or without cause. No Company Associate, Continuing Employee or any other person shall be deemed to be a third-party beneficiary. In no event shall the terms of the Merger Agreement be deemed to (i) establish, amend or modify any La Jolla employee plan or any other employee benefit plan, program, agreement or arrangement maintained or sponsored by Parent, the Surviving Corporation or any other subsidiary or affiliate of Parent, or (ii) alter or limit the ability of Parent, the Surviving Corporation or any other subsidiary or affiliate of Parent to amend, modify or terminate any La Jolla employee plan in accordance with its terms after the Effective Time.

Unless requested otherwise by Parent at least five days prior to the Closing, La Jolla shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day prior to the date on which the Merger becomes effective, any La Jolla employee plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Company 401(k) Plan”). If La Jolla is required to terminate any Company 401(k) Plan, then La Jolla shall provide to Parent prior to the Closing Date written evidence of the adoption by the La Jolla Board of resolutions authorizing the termination of such Company 401(k) Plan (the form and substance of which resolutions shall be subject to the prior review and approval of Parent, such approval not to be unreasonably withheld, conditioned or delayed), effective no later than the date immediately preceding the Closing Date. If Parent, in its sole and absolute discretion, agrees to sponsor and maintain any Company 401(k) Plan, La Jolla shall, upon request by Parent at least five days prior to the Closing, amend such Company 401(k) Plan, effective as of the Closing, to the extent necessary to limit participation to employees of La Jolla and its subsidiaries and to exclude all employees of Parent and its subsidiaries (other than La Jolla and its subsidiaries) from participation in such Company 401(k) Plan.

With respect to each “employee benefit plan” as defined in Section 3(3) of ERISA and each vacation or paid time-off and severance plan (that is not an “employee benefit plan” as defined in Section 3(3) of ERISA) maintained by Parent or any subsidiary of Parent (collectively, the “Parent Benefit Plans”) in which any Continuing Employee will participate after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to recognize all service of the Continuing Employees prior to the Closing Date with La Jolla or a subsidiary, as the case may be, for purposes of eligibility, vesting, participation and level of benefits (but not for purposes of benefit accrual other than with respect to vacation, paid time off, or severance), in any such Parent Benefit Plan to the extent such service was credited under the applicable La Jolla employee plan or La Jolla policy; provided, however, that such service shall not be recognized for purposes of benefit accruals under any defined benefit pension plan, nonqualified deferred compensation plan, or retiree health or welfare plan or arrangement or vesting of any cash, equity or equity-based compensation plan, program or arrangement; and provided further that such recognition of service shall not operate to duplicate any benefits of a Continuing Employee with respect to the same period of service or to the extent that such service is not recognized under such Parent Benefit Plan for other employees of Parent and its subsidiaries. In addition, Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any Parent Benefit Plan that is a welfare benefit plan in which such Continuing Employees are eligible to participate after the Effective Time, other than preexisting condition limitations, exclusions or waiting periods that are already in effect with respect to such Continuing Employees and that have not been satisfied or waived as of the Effective Time under any welfare benefit plan maintained for the Continuing Employees immediately prior to the Effective Time; and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time during the plan year in which the Closing Date occurs in satisfying any applicable deductible or out-of-pocket requirements under any Parent Benefit Plan that is a welfare plan in which such Continuing Employees are eligible to participate after the Effective Time. Notwithstanding the foregoing, Parent’s obligations under the Merger Agreement shall be conditioned on La Jolla using its commercially reasonable efforts to provide all information and assistance as Parent may reasonably request in connection with the benefits to be provided under Parent Benefit Plans pursuant to the Merger Agreement.

Indemnification of Officers and Directors. Parent shall cause all rights to indemnification, advancement of expenses and exculpation from liabilities by La Jolla or its subsidiaries existing in favor of those persons who are current or former directors or officers of La Jolla or its subsidiaries at or prior to the Acceptance Time (the “Indemnified Persons”) for their acts and omissions as directors and officers, employees or agents of La Jolla or its subsidiaries occurring prior to the Effective Time, as provided in La Jolla’s certificate of incorporation or bylaws (as in effect as of the date of the Merger Agreement) and as provided in any indemnification agreements between La Jolla and said Indemnified Persons (as in effect as of the date of the Merger Agreement) identified in the company disclosure schedule, to survive the Merger and be observed and performed by the Surviving Corporation and any applicable subsidiaries to the fullest extent permitted by Delaware law for a period of six years from the Closing Date, which provisions governing such rights shall not be amended, repealed, abrogated or otherwise modified in any manner that would adversely affect any Indemnified Persons.

Parent shall, for a period of six years from the Closing Date, cause the certificate of incorporation and bylaws (or comparable organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Indemnified Persons as are presently set forth in the certificate of incorporation and bylaws of La Jolla and such subsidiaries, and such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any person benefited by such provisions without such person’s prior written consent. Parent guarantees the full and timely performance of the obligations of the Surviving Corporation and its subsidiaries under the Merger Agreement.

La Jolla shall use commercially reasonable efforts to purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by La Jolla and its subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the Contemplated Transaction.

In the event Parent or the Surviving Corporation or any of their respective successors or assigns: (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in the Merger Agreement.

The provisions concerning indemnification of officers and directors shall survive the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Persons and its respective successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Regulatory Approvals and Related Matters. Each party to the Merger Agreement shall cooperate with each other party and shall use reasonable best efforts to file, as soon as practicable after the date of the Merger Agreement, all notices, reports and other documents required to be filed by such party with any governmental body with respect to the Merger and the other Contemplated Transactions, including filings under the HSR Act with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, and to submit promptly any information reasonably requested by any governmental body. Each of La Jolla and Parent shall give the other party prompt notice upon becoming aware of the commencement or known threat of commencement of any legal proceeding by or before any governmental body with respect to the Merger or any of the other Contemplated Transactions, keep the other party reasonably informed as to the status of any such legal proceeding or threat, and in connection with any such legal proceeding, each of La Jolla or Parent will permit authorized representatives of the other party to be present at each meeting or conference relating to any such legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any governmental body in connection with any such legal proceeding.

Parent and La Jolla shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other Contemplated Transactions. Without limiting the generality of the foregoing, each party to the Merger Agreement: (i) shall make all filings, registrations, notifications or submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other Contemplated Transactions; (ii) shall use reasonable best efforts to obtain each consent (if any) or order required to be obtained (pursuant to any applicable legal requirement or contract, or otherwise) by such party in connection with the Merger or any of the other Contemplated Transactions (provided that in no event shall Parent, Purchaser or La Jolla or any of its subsidiaries be required to pay any monies or agree to any material undertaking in connection with the foregoing); and (iii) shall use reasonable best efforts to lift any restraint, injunction or other legal bar to the Merger.

Disclosure. Parent and La Jolla shall consult with each other before issuing any press release(s) or otherwise making any public statement or making any announcement to Company Associates (to the extent not previously issued or made in accordance with the Merger Agreement) with respect to the Merger, the Merger Agreement or any of the other Contemplated Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other party’s written consent (which consent shall not be unreasonably withheld, delayed or conditioned). Notwithstanding the foregoing: (a) each party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in SEC documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party), (b) a party may, without the prior consent of the other party but subject, to the extent practicable, to giving advance notice to the other party and giving due consideration to comments from the other party, issue any such press release or make any such public announcement or statement as may be required by legal requirement and (c) no party need consult with the other parties in connection with any press release, public statement or filing to be issued or made pursuant to or in connection with the Merger Agreement or in connection with any Acquisition Proposal, Superior Offer or La Jolla Adverse Change in Recommendation; provided that nothing in this section limits or otherwise modifies La Jolla’s obligations under the Merger Agreement.

Resignation of Officers and Directors. La Jolla shall use reasonable best efforts to obtain and deliver to Parent at or prior to the Effective Time the resignation of each officer and director of each of the Target Companies.

Section 16 Matters. Subject to the following sentence, prior to the Effective Time, La Jolla shall take all such steps as may be required (to the extent permitted under applicable legal requirements and no-action letters issued by the SEC) to cause any dispositions of the Shares (including derivative securities with respect to the Shares) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to La Jolla to be exempt from Section 16(b) under the Exchange Act.

Certain Litigation. In the event that any litigation related to the Merger Agreement and/or the Contemplated Transactions is brought by, or threatened in writing by, any person against La Jolla and/or its directors or officers, La Jolla shall promptly notify Parent of such litigation and shall keep Parent reasonably informed with respect to the status thereof. Notwithstanding anything to the contrary herein (but subject to the following sentence), La Jolla shall have the right to control the defense of any such litigation; provided, that La Jolla shall give Parent the opportunity to participate, at Parent’s expense, in the defense of any such litigation and La Jolla shall give due consideration to Parent’s advice with respect to such litigation. Notwithstanding anything to the contrary contained in the Merger Agreement, La Jolla shall not settle, offer to settle, or enter into any negotiations or agreements with respect to the settlement or potential settlement of any such litigation without the prior written consent of Parent, which consent shall not be unreasonably conditioned, withheld or delayed. Each of Parent and La Jolla shall notify the other promptly of the commencement, or commencement threatened in writing, of any such litigation of which it has received notice.

Stock Exchange Delisting; Deregistration. Prior to the Effective Time, La Jolla shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable (to the extent that such actions can reasonably be taken prior to the Effective Time) on its part under applicable laws and rules and policies of the Nasdaq Capital Market to enable the delisting by the Surviving Corporation of the Shares from the Nasdaq Capital Market and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

State Takeover Laws. If any anti-takeover law is or may become applicable to any of the transactions contemplated by the Merger Agreement, La Jolla, the La Jolla Board, Parent and Purchaser, as applicable, each shall use its respective reasonable best efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are necessary to eliminate the effects of any such statute or regulation on such transactions.

FIRPTA. At the Closing, La Jolla shall deliver to Parent a certificate on behalf of La Jolla, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(h)(2) and 1.1445-2(c)(3), certifying that no interest in La Jolla is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such documentation to the Internal Revenue Service on behalf of La Jolla after the Closing.

Termination. The Merger Agreement may be terminated (by written notice by the terminating party to the other party, with termination by Parent also being an effective termination by Purchaser with respect to certain sections of the Merger Agreement) prior to the Acceptance Time:

•	by mutual written consent of Parent and La Jolla;

•

by either Parent or La Jolla if a court of competent jurisdiction or other governmental body shall have issued a final and non-appealable order, or shall have taken any other final and non-appealable action, having the effect of permanently restraining, enjoining or otherwise prohibiting or making illegal the acceptance of Shares in the Offer or the Merger; provided that a party shall not be permitted to terminate the Merger Agreement pursuant to this subsection if the issuance of such final and non-appealable order results primarily from such party’s breach of, or failure to perform, any covenant or obligation in the Merger Agreement required to be performed by such party at or prior to the Acceptance Time;

•

by either Parent or La Jolla (A) if the Acceptance Time shall not have occurred on or before midnight Eastern Time on the End Date; or (B) the Offer shall have expired or been terminated in accordance with its terms without Purchaser having purchased any Shares pursuant thereto; provided that the right to terminate the Merger Agreement pursuant to this subsection shall not be available to any party whose breach of or failure to fulfill in any material respect any of its obligations under the Merger Agreement has been the primary cause of, or the primary factor that resulted in, the event specified in either of the foregoing clauses (A) or (B);

•

by Parent (at any time prior to the Acceptance Time) if, whether or not permitted to do so: (i) the La Jolla Board or any committee thereof shall have made a La Jolla Adverse Change in Recommendation; (ii) La Jolla, the La Jolla Board or any committee thereof shall have adopted, approved, recommended, submitted to stockholders, declared advisable, executed or entered into (or resolved, determined or proposed to adopt, approve, recommend, submit to stockholders, declare advisable, execute or enter into) any Alternative Acquisition Agreement (other than an acceptable confidentiality agreement); (iii) following the public disclosure of an Acquisition Proposal (other than a tender or exchange offer which is the subject of clause (iv) below), the La Jolla Board fails to publicly reaffirm the La Jolla Board Recommendation within five business days after Parent so requests in writing (provided that Parent may only make such request on two occasions); (iv) a tender offer or exchange offer for outstanding Shares shall have been commenced (other than by Parent or its affiliates) and the La Jolla Board shall have recommended that the stockholders of La Jolla tender their shares in such tender or exchange offer or, within 10 business days after the commencement of such tender or exchange offer, the La Jolla Board shall have failed to recommend against acceptance of such offer; (v) La Jolla shall have materially breached its obligations under the Merger Agreement; or (vi) other than in connection with an Acquisition Proposal, La Jolla shall have failed to issue a press release that reaffirms the La Jolla Board Recommendation within five business days after Parent so requests in writing (provided that Parent may only make such request on two occasions) (each of the foregoing, a “Triggering Event”); provided that any such termination under this subsection must occur within 10 business days of the applicable Triggering Event;

•

by La Jolla (at any time prior to the Acceptance Time) in order to, substantially concurrent with such termination, enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”), which right may be exercised if, and only if: (i) La Jolla has not materially breached the requirements of the Merger Agreement with respect to such Superior Offer, (ii) the La Jolla Board shall have authorized La Jolla to enter into such Specified Agreement and (iii) substantially concurrently with such termination, La Jolla pays the termination fee;

•

by Parent if: (i) any of La Jolla’s representations and warranties contained in the Merger Agreement shall be inaccurate such that the applicable Offer Conditions would not be satisfied; or (ii) any of La Jolla’s covenants or obligations contained in the Merger Agreement shall have been breached such that the Termination Condition would not be satisfied; provided, however, that, (A) for purposes of clauses (i) and (ii) above, if an inaccuracy in any of La Jolla’s representations and warranties or a breach of a covenant or obligation by La Jolla is capable of being cured by the End Date, then Parent may not terminate the Merger Agreement under this subsection on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that Parent gives La Jolla notice of such inaccuracy or breach (or any shorter period of time that remains between the date Parent provides written notice of such inaccuracy or breach and the End Date), and (B) Parent may not terminate the Merger Agreement under this subsection if Parent or Purchaser is then in material breach of any of its representations, warranties, covenants or obligations under the Merger Agreement that would result in La Jolla having the right to terminate the Merger Agreement;

•

by La Jolla if: (i) if any representation or warranty contained in the Merger Agreement on the part of Parent or Purchaser shall be inaccurate, or the failure to perform any covenant or obligation in the Merger Agreement on the part of Parent or Purchaser shall have occurred, in each case, if such inaccuracy or failure to perform would be reasonably likely to have a Parent Material Adverse Effect; provided, however, that, (A) for purposes of this Section 7.1(g), if an inaccuracy in any of Parent’s representations and warranties or a breach of a covenant or obligation by Parent is capable of being cured by the End Date, then La Jolla may not terminate the Merger Agreement under this Section 7.1(g) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that La Jolla gives Parent notice of such inaccuracy or breach (or any shorter period of the time that remains between the date La Jolla provides written notice of such inaccuracy or breach and the End Date), and (B) La Jolla may not terminate the Merger Agreement under this Section 7.1(g) if La Jolla is then in material breach of any of its representations, warranties, covenants or obligations under the Merger Agreement that would result in Parent having the right to terminate the Merger Agreement pursuant to Section 7.1(f); or

•

by La Jolla (A) if Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the time period specified in the Merger Agreement; provided that La Jolla is not then in material breach of the provisions of the Merger Agreement relating to the Offer or (B) if Purchaser shall have failed to irrevocably accept for purchase all Shares validly tendered (and not validly withdrawn) within two business days of the expiration of the Offer (as it may be extended in accordance with the terms of the Merger Agreement) and as of such expiration, all of the Offer Conditions have been satisfied or waived.

Effect of Termination. In the event of the termination of the Merger Agreement, written notice thereof shall be given to the other party or parties, specifying the provision or provisions thereof pursuant to which such termination is made, and the Merger Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or La Jolla or their respective representatives, stockholders and affiliates following any such termination; provided, however, that (a) Section 7 (Termination) and Section 8 (Miscellaneous Provisions) shall survive the termination of the Merger Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of the Merger Agreement and shall remain in full force and effect in accordance with its terms and (c) the termination of the Merger Agreement shall not relieve any party from any liability for intentional common law fraud or La Jolla’s willful breach of any provision of the Merger Agreement by entering into or otherwise initiating bankruptcy proceedings. Nothing shall limit or prevent any party from exercising, prior to any termination of the Merger Agreement, any rights it may have to specific performance in lieu of terminating the Merger Agreement.

Expenses; Termination Fee. Except as set forth in this section, all transaction expenses shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

If the Merger Agreement is terminated (i) by La Jolla in connection with a Superior Offer; (ii) by Parent in connection with a La Jolla Adverse Change in Recommendation; or (iii) by Parent pursuant to a breach of representations and warranties or covenant by La Jolla by or La Jolla if the Acceptance Time has not occurred prior to the End Date, and: (A) any person shall have publicly disclosed an Acquisition Proposal after the date of the Merger Agreement and prior to such termination (unless withdrawn prior to such termination); and (B) within 12 months of such termination La Jolla shall have consummated an Acquisition Proposal or shall have entered into a definitive agreement with respect to any Acquisition Proposal that is thereafter consummated (provided that for purposes of this clause (B) the references to “35%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%”), then, in any such event under clause (i), (ii) or (iii) above, La Jolla shall pay to Parent the Termination Fee by wire transfer of same day funds (x) in the case of clause (i), prior to or concurrently with the termination of the Merger Agreement and execution of the Specified Agreement, (y) in the case of clause (ii), within two business days after such termination or (z) in the case of clause (iii), two business days after consummation of the Acquisition Proposal referred to in subclause (iii)(B) above; it being understood that in no event shall La Jolla be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” means a cash amount equal to $7,227,181.80. In the event that Parent shall receive the Termination Fee, the receipt of such fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any Parent affiliates or any other person in connection with the Merger Agreement (and the termination thereof) or the Contemplated Transactions (and the abandonment thereof), or any matter forming the basis for such termination, and none of Parent, Purchaser, any Parent affiliates or any other person shall be entitled to bring or maintain any other claim, action or proceeding against La Jolla or any La Jolla affiliates or any representative of La Jolla or any La Jolla affiliates arising out of the Merger Agreement, any of the Contemplated Transactions or any matters forming the basis for such termination; provided, however, that nothing in this section shall relieve any party from any liability for intentional common law fraud.

If the Merger Agreement is terminated by Parent or the Company because the Acceptance Time has not occurred prior to the End Date, La Jolla shall reimburse Parent promptly upon demand (but in any event within two business days after the date of such demand), by wire transfer of same day funds, any Transaction Expenses (including disbursements and fees of outside legal counsel and outside strategic advisors) incurred by Parent in connection with the Merger Agreement or the Contemplated Transactions (“Parent Expenses”); provided that Parent Expenses shall not exceed $1,500,000.

The parties acknowledge that the agreements contained in this section are an integral part of the Contemplated Transactions and that, without these agreements, the parties would not enter into Merger Agreement; accordingly, if La Jolla fails to timely pay any amount due pursuant to this section, and, in order to obtain the payment, Parent commences a legal proceeding which results in a judgment against La Jolla, La Jolla shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented fees of outside legal counsel) in connection with such suit, together with interest on such amount and the Termination Fee or Parent Expenses at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made, plus 2% per annum, through the date such payment was actually received.

Applicable Law; Jurisdiction; Specific Performance; Remedies. The Merger Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware. In any action among or between any of the parties arising out of or relating to the Merger Agreement or any of the Contemplated Transactions: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware; and (b) each of the parties irrevocably waives the right to trial by jury. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. All rights and remedies existing under the Merger Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available. The parties hereto further agree not to assert that a remedy of specific enforcement performance is unenforceable, invalid, contrary to applicable legal requirements or inequitable for any reason, and agree not to assert that a remedy of monetary damages would provide an adequate remedy.

Support Agreement

As a condition to Parent’s and Purchaser’s willingness to enter into the Merger Agreement, Parent and Purchaser entered into the Support Agreement, dated as of the date of the Merger Agreement, with Tang Capital Partners, LP and the Kevin C. Tang Foundation (together, the “Supporting Stockholders” and such agreement, the “Support Agreement”). Pursuant to the Support Agreement, the Supporting Stockholders agreed, subject to certain limited specified exceptions, to tender, and not withdraw, all outstanding Shares beneficially owned by them, or acquired by them after such date (collectively, the “Subject Shares”). In addition, the Supporting Stockholders have agreed, subject to certain exceptions, to refrain from disposing of the Subject Shares and soliciting alternative acquisition proposals to the Merger. The Support Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement. The Supporting Stockholders did not, and will not, receive any additional consideration in connection with the execution and delivery of the Support Agreement.

The foregoing summary of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO filed with the SEC, which are incorporated herein by reference.

Confidentiality Agreement

On March 22, 2022, La Jolla and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, to keep confidential nonpublic information about the other party in connection with a possible negotiated transaction. Parent’s and La Jolla’s obligations with respect to any particular item of confidential information under the Confidentiality Agreement remain in effect until March 22, 2025. The Confidentiality Agreement does not include a standstill provision.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO filed with the SEC, which is incorporated herein by reference.

12.	Purpose of the Offer; Plans for La Jolla

Purpose of the Offer. The purpose of the Offer is for Parent to acquire control of, and all of the equity interests in, La Jolla. The Offer, as the first step in the acquisition of La Jolla, is intended to facilitate Parent’s acquisition of all of the outstanding Shares. The purpose of the Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. The Merger Closing shall take place as soon as practicable following the Acceptance Time, and in any case no later than the third business day after the satisfaction of the last to be satisfied of the conditions set forth in Section 6 of the Merger Agreement (other than those conditions that, by their nature, are to be satisfied at the Merger Closing, but subject to the satisfaction (or waiver, if permitted by applicable law) of those conditions), or at such other date and time as Parent, Purchaser, and La Jolla shall mutually agree upon in writing.

If you tender your Shares in the Offer, you will cease to have any equity interest in La Jolla or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in La Jolla. Similarly, after tendering your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of La Jolla.

Merger Without a Meeting. If the Offer Conditions are satisfied and the Offer is consummated, we will not seek the approval of La Jolla’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the non-tendering stockholders of the target corporation. With respect to a tender offer, Section 251(h) of the DGCL provides that the word “consummate” (and with correlative meaning, “consummation” and “consummating”) means the irrevocable acceptance for purchase of shares tendered pursuant to a tender offer. Therefore, references to a consummation of the Offer herein refer to the occurrence of the Acceptance Time. Accordingly, if we consummate the Offer, we intend to effect the Merger Closing without a vote of the stockholders of La Jolla pursuant to and in accordance with Section 251(h) of the DGCL.

Plans for La Jolla. It is expected that, initially following the Merger, the business and operations of La Jolla will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. In connection with or following the Merger Closing, Parent may consolidate or reorganize certain corporate entities in La Jolla’s structure, but Parent has no present plans or proposals to sell or transfer any such entities or change the business or operations of La Jolla as a result of such consolidation or corporate reorganization. Parent will continue to evaluate the business and operations of La Jolla during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of La Jolla’s business, operations, capitalization and management with a view to optimizing development of La Jolla’s potential.

To the best knowledge of Purchaser and Parent, other than as disclosed in this Offer to Purchase (including the Support Agreement described in Section 8—“Certain Information Concerning Parent and Purchaser”), no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of La Jolla, on the one hand, and Parent, Purchaser, or La Jolla, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of La Jolla entering into any such agreement, arrangement or understanding.

It is possible that certain members of La Jolla’s current management team will enter into new or additional employment arrangements with La Jolla or the Surviving Corporation following the Acceptance Time and prior to the Effective Time. Such arrangements may include the right to purchase or participate in the equity of the Surviving Corporation or its affiliates. As of the date of this Offer to Purchase, there were no such employment arrangements between the existing management team and Parent or Purchaser (or any of their affiliates). There can be no assurance that any parties will reach an agreement on any terms, or at all.

At the Effective Time, the certificate of incorporation of La Jolla shall be amended and restated in its entirety to read as the form certificate of incorporation attached to the Merger Agreement, and such amended and restated certificate of incorporation shall become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation. At the Effective Time, (a) the members of the board of directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation and (b) the officers of La Jolla immediately prior to the Effective Time will become the initial officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected or appointed or qualified. Except as set forth in this Offer to Purchase, including as contemplated in this Section 12—“Purpose of the Offer; Plans for La Jolla—Plans for La Jolla,” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving La Jolla or any of its subsidiaries (such as a merger, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of La Jolla or any of its subsidiaries, (iii) any material change in La Jolla’s capitalization or dividend policy, or (iv) any other material change in La Jolla’s corporate structure or business or composition of its management or board of directors.

13.	The Recommendation by the Board of Directors of La Jolla.

On July 10, 2022, after careful consideration, the La Jolla Board, unanimously (i) determined that the Merger Agreement and the Contemplated Transactions (as defined below), including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, are advisable and in the best interests of La Jolla and its stockholders and that the Offer, the Merger and the terms and conditions of the Merger Agreement are fair to La Jolla and La Jolla’s stockholders; (ii) declared it advisable for La Jolla to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by La Jolla of the Merger Agreement and any other agreements and instruments related to the Merger Agreement that are deemed necessary or appropriate by certain executive officers of La Jolla and the consummation of the Contemplated Transactions; (iv) agreed that the Merger would be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that La Jolla’s stockholders tender their Shares to Purchaser pursuant to the Offer.

14.	Certain Effects of the Offer.

Market for the Shares. If the conditions to the Offer are satisfied and the Offer is consummated, there will be no market for the Shares because Parent intends to consummate the Merger three business days following the satisfaction or waiver of all of the conditions set forth in Exhibit D (Offer Conditions) of the Merger Agreement.

Stock Quotation. The Shares are currently listed on the Nasdaq. Immediately following the Effective Time, the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Parent. Nasdaq requires, among other things, that any listed shares of common stock have at least 1,250,000 publicly held shares. Immediately following the consummation of the Merger, Parent intends and will cause La Jolla to delist the Shares from Nasdaq.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such shares. Immediately following the consummation of the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of La Jolla to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by La Jolla to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to La Jolla, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of La Jolla and persons holding “restricted securities” of La Jolla to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause La Jolla to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met and, in any event, following the consummation of the Merger.

15.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time or termination of the Merger Agreement pursuant to its terms, (i) as may be required by applicable law, (ii) without the approval of Parent, (iii) as required or specifically contemplated by the Merger Agreement, or (iv) as set forth in the confidential disclosure schedule provided in connection with the Merger Agreement, none of the Acquired Companies will split, combine, subdivide or reclassify any capital stock or other equity interests of any of the Target Companies or declare, accrue, set aside for payment or pay any dividend in respect of any outstanding capital stock or other equity interests of any of the Target Companies or otherwise make any payments to any such holders in their capacity as such.

16.	Certain Conditions to the Offer.

Notwithstanding any other provisions of the Offer, but subject to the terms and conditions of the Merger Agreement, in addition to Purchaser’s right to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement, neither Parent nor Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act

(relating to Purchaser’s obligation to pay for or return tendered Shares of La Jolla promptly after the termination or withdrawal of the Offer), pay for any Shares that are validly tendered in the Offer and not withdrawn prior to the Expiration Time unless, at or immediately prior to the Expiration Time:

(a)

there having been validly tendered and not validly withdrawn in accordance with the terms of the Offer on or prior to the Expiration Time that number of Shares which represent at least one more Share than 50 percent (50%) of the Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

(b)

the applicable waiting period under the HSR Act in respect of the transactions contemplated by the Merger Agreement having expired or been terminated and a governmental body of competent jurisdiction not having enacted, issued, promulgated, enforced or entered any order, executive order, temporary restraining order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which has the effect of prohibiting the consummation of the Offer or making the Offer or the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger, nor shall any legal requirement having been promulgated, enacted, issued, or deemed applicable to the Offer or the Merger by any governmental body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger (the “HSR Condition”);

(c)

as of immediately prior to the Expiration Time, there shall not be pending any legal proceeding in which a governmental body is a party: (i) challenging or seeking to restrain, prohibit, rescind or unwind the Offer or the Merger; (ii) seeking to prohibit or limit in any material respect Parent’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of La Jolla; (iii) relating to the Offer or the Merger and that would reasonably be expected to materially and adversely affect the right or ability of Innoviva to own any of the material assets or materially limit the operation of the business of La Jolla and each of its subsidiaries (the “Target Companies”), taken as a whole; (iv) seeking to compel any of the Target Companies, Innoviva or any subsidiary of Innoviva to dispose of or hold separate any material assets or material business as a result of the Offer or the Merger; or (v) relating to the Offer or the Merger and seeking to impose (or that would reasonably be expected to result in the imposition of) any criminal sanctions or criminal liability on Parent or any of the Target Companies;

(d)

(i) the representations and warranties of La Jolla set forth in Sections 2.1 (Subsidiaries; Due Organization; Etc.), 2.22 (Authority; Binding Nature of Agreement), 2.24 (No Vote Required) and 2.27 (Financial Advisor) of the Merger Agreement being accurate in all respects as of the Expiration Time as though made on and as of the Expiration Time (except for any such representations and warranties made as of a specific date, which shall have been accurate in all respects as of such date); (ii) the representations and warranties of La Jolla set forth in Section 2.3 (Capitalization, Etc.) (other than Sections 2.3(d) and 2.3(g)) of the Merger Agreement being accurate in all respects (other than de minimis inaccuracies) as of the Expiration Time as though made on and as of the Expiration Time (except for any such representations and warranties made as of a specific date, which shall have been true and correct (other than de minimis inaccuracies) in all respects as of such date); and (iii) each of the representations and warranties of La Jolla (other than those in subclauses (i) and (ii) above) being accurate in all respects as of the Expiration Time (except for any such representations and warranties made as of a specific date, which shall have been accurate in all respects as of such date); provided, however, that for purposes of determining the accuracy of such representations and warranties as of the foregoing dates in subclause (iii) all qualifications limiting the scope of such representations and warranties indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially” will be disregarded, except, where the failure of any such representations and warranties to be so true and correct would not, and would not be reasonably expected to, have, individually or in the aggregate, a Company Material Adverse Effect;

(e)

La Jolla having complied with or performed in all material respects the obligations, covenants and agreements under the Merger Agreement it is required to comply with or perform at or prior to the Acceptance Time;

(f)	Since the date of the Merger Agreement, there not having occurred any Company Material Adverse Effect;

(g)

Innoviva and Purchaser having received a certificate of an executive officer of La Jolla, dated as of the Expiration Time, certifying on behalf of La Jolla to the satisfaction of the conditions set forth in clauses (d) and (e) above; and

(h)	the Merger Agreement not having been validly terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are subject to the terms and conditions set forth in the Merger Agreement, and in addition to Purchaser’s right to extend, amend, or terminate the Offer in accordance with the provisions of the Merger Agreement.

Parent and Purchaser expressly reserve the right to waive any of the Offer Conditions, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that, Parent and Purchaser shall not:

•	reduce the Offer Price or increase the Offer Price by an increment of less than $0.25 per share;

•	change the form of consideration payable in the Offer;

•	reduce the number of Shares sought to be purchased in the Offer;

•	waive, amend or change the Minimum Condition or the Termination Condition;

•	add to the Offer Conditions;

•	extend the expiration of the Offer except as required or permitted under the Merger Agreement;

•	provide for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act; or

•

amend, modify or supplement any Offer Condition or any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the consummation of the Offer or prevent, materially delay or impair the ability of Innoviva or Purchaser to consummate the Offer, the Merger or the other Contemplated Transactions.

The Offer may not be terminated prior to the Expiration Time, unless the Merger Agreement is terminated or withdrawn in accordance with Section 7.1 (Termination) of the Merger Agreement.

17.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 18, based on our examination of publicly available information filed by La Jolla with the SEC and other information concerning La Jolla, we are not aware of any governmental license or regulatory permit that appears to be material to La Jolla’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to La Jolla’s business, any of which under certain conditions specified in the Merger Agreement could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 16—“Certain Conditions to the Offer.”

State Takeover Laws. A number of states (including Delaware, where La Jolla is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects therein.

Based on information supplied by La Jolla and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the La Jolla Board, we do not believe that any state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, none of Parent, Purchaser, nor La Jolla has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 16—“Certain Conditions to the Offer” of this Offer to Purchase.

18.	Appraisal Rights.

Appraisal Rights. Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, all Shares that are issued and outstanding immediately prior to the Effective Time, were not validly tendered in the Offer and are held by La Jolla stockholders who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL (collectively, “Dissenting Shares”) will not be converted into, or represent the right to receive, the Offer Price, but will be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares. At the Effective Time, the Dissenting Shares will no longer be outstanding and will automatically be cancelled and cease to exist, and each La Jolla stockholder who holds Dissenting Shares will cease to have any rights with respect to such Dissenting Shares, except the right to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL. Each holder of Dissenting Shares will be entitled to receive a judicial determination of the fair value of such Dissenting Shares (exclusive of any element of value arising from the accomplishment or expectation of the merger or similar business combination), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, of such Dissenting Shares. In addition, if the Merger is consummated, the holders of record of shares of Preferred Shares who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL will similarly be entitled to a judicial determination of the fair value of such Preferred Shares (exclusive of any element of value arising from the accomplishment or expectation of the merger or similar business combination), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, of such Preferred Shares. Any such judicial determination could be based upon considerations other than, or in addition to, the price paid in the Merger and the market value of such Dissenting Shares or Preferred Shares, as applicable. La Jolla stockholders should recognize that the judicially-determined fair value could be higher or lower than the Offer Price. Moreover, La Jolla may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid for Shares or Preferred Shares, as applicable, in the Offer or the Merger. La Jolla stockholders should also note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

If any holder of Shares or Preferred Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under the DGCL, or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the

DGCL, then the Shares and the Preferred Shares of such La Jolla stockholder will be converted into the right to receive the Offer Price or Preferred Share Price, as applicable, without interest thereon, in accordance with the Merger Agreement.

Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL is attached to the Schedule 14D-9 as Annex C.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated in accordance with Section 251(h) of the DGCL, such stockholder must (among other things) do all of the following: (i) not tender their Shares in the Offer (or who had tendered but subsequently validly withdrawn such tender, and not otherwise waived their appraisal rights), (ii) follow the procedures set forth in Section 262 of the DGCL to properly demand appraisal, (iii) continuously hold their Shares from the date of making such demand through the Effective Time and (iv) do not thereafter validly withdraw their demand for, or otherwise lose their rights to, appraisal of such shares in accordance with Section 262 of the DGCL. Following the Effective Time, additional steps may be necessary for any such stockholder to perfect his, her or its appraisal rights, all as described more fully in the Schedule 14D-9.

The foregoing summary of appraisal rights of stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law and is qualified in its entirety by the full text of Section 262 of the DGCL, the full text of which is set forth on Schedule II attached to this Offer to Purchase. The preservation and exercise of appraisal rights require timely adherence to the applicable provisions of Delaware law. If a stockholder withdraws or loses the right to appraisal, such stockholder will be entitled to receive only the Offer Price.

19.	Transactions and Arrangements Concerning the Shares and Other Securities of La Jolla.

(i) None of (A) Parent, (B) Purchaser or (C) to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed on Schedule I or any associate or majority-owned subsidiary of Parent, Purchaser or any of the persons so listed, beneficially owns any Shares and (ii) none of (A) Parent, (B) Purchaser, (C) to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed on Schedule I or any associate or majority-owned subsidiary of Parent or Purchaser, and (D) any pension, profit-sharing or similar plan of Parent or Purchaser has effected any transaction in Shares during the past 60 days.

According to La Jolla, all unaffiliated directors and executive officers of La Jolla intend to tender all Shares owned by such directors and executive officers. To Parent and Purchaser’s knowledge, neither La Jolla nor any of its directors, executive officers or affiliates has made a recommendation either in support of or opposed to the transaction and the reasons for the recommendation, other than as set forth in the Schedule 14D-9 filed by La Jolla with the SEC.

Except for the Support Agreement, none of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed on Schedule I, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of La Jolla (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in Section 10—“Background of the Offer; Past Contacts or Negotiations with La Jolla,” and this Section 20, in the past two years, (i) there have been no transactions between any of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed on Schedule I, on the one hand, and La Jolla or any of its affiliates that are not natural persons, on the other hand, for which the aggregate value of the transaction was more than one percent of La Jolla’s consolidated revenues for the fiscal year in which the transaction occurred or the past portion of the current fiscal year (if the transaction occurred in the current fiscal year); (ii) there have been no transactions between any of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonably inquiry, any of the persons listed on Schedule I, on the one hand, and any executive officer, director or affiliate of La Jolla who is a natural person, on the other hand, for which the aggregate value of the transaction, or series of similar transaction with such director, executive officer or affiliate, exceeded $60,000; (iii) there have been no negotiations, transactions or material contacts between any of Parent, Purchaser, their respective subsidiaries, or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed on Schedule I, on the one hand, and La Jolla or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of La Jolla’s securities, an election of La Jolla’s directors or a sale or other transfer of a material amount of assets of La Jolla; and (iv) to the knowledge of Parent or Purchaser after reasonable inquiry, there have been no negotiations or material contacts between (A) any affiliate of La Jolla and (B) La Jolla or any of its affiliates, on the one hand, and any person not affiliated with La Jolla, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of La Jolla’s securities, an election of La Jolla’s directors or a sale or other transfer of a material amount of assets of La Jolla.

20.	Interests of Certain La Jolla Directors and Executive Officers in the Offer and the Merger.

In considering the fairness of the consideration to be received in the Offer and the Merger, the stockholders of La Jolla should be aware that certain directors and executive officers of La Jolla have interests in the Offer and Merger that may present them with certain actual or potential conflicts of interest. A description of these interests, including the information required to be disclosed pursuant to Item 402(t) of Regulation S-K, is included in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation” and “Item 8. Additional Information,” which description and information is incorporated herein by reference.

In addition, pursuant to the Merger Agreement, during the period commencing on the Closing Date and ending on the first anniversary of the Closing Date (or such earlier date as such Continuing Employee’s employment terminates for any reason) (the “Continuation Period”), Parent shall, and shall cause its subsidiaries (including La Jolla) to, provide each Continuing Employee with, as applicable, (i) a rate of salary, target annual cash bonus and commission opportunities that, taken together, are no less favorable in the aggregate than those provided to such Continuing Employee immediately prior to the Effective Time, (ii) employee benefits that are comparable in the aggregate to either (at Parent’s discretion) (x) the employee benefits (other than defined benefit pension benefits, retiree welfare benefits, severance benefits and deferred compensation) provided to such Continuing Employee immediately prior to the Effective Time, or (y) the employee benefits (other than defined benefit pension benefits, retiree welfare benefits, severance benefits and deferred compensation) provided to similarly-situated employees of Parent and its subsidiaries from time to time during the Continuation Period, and (iii) in the event that such Continuing Employee’s employment is terminated by Parent or any of its affiliates without “cause” during the Continuation Period, severance benefits that are no less favorable than the severance benefits that would have been provided to the applicable Continuing Employee pursuant to the Company Employee Plan set forth on the company disclosure schedule had such termination occurred immediately prior to the Effective Time; provided, that such Continuing Employee may be required to execute a general release of claims in a form provided or approved by Parent in connection with such Continuing Employees’ receipt of any such severance benefits.

In addition, pursuant to the Merger Agreement, with respect to each “employee benefit plan” as defined in Section 3(3) of ERISA and each vacation or paid time-off and severance plan (that is not an “employee benefit plan” as defined in Section 3(3) of ERISA) maintained by Parent or any Subsidiary of Parent (collectively, the “Parent Benefit Plans”) in which any Continuing Employee will participate after the Effective Time, Parent shall, or shall cause La Jolla to, use commercially reasonable efforts to recognize all service of the Continuing Employees prior to the Closing Date with La Jolla or a subsidiary, as the case may be, for purposes of eligibility, vesting, participation and level of benefits (but not for purposes of benefit accrual other than with respect to vacation, paid time off, or severance), in any such Parent Benefit Plan to the extent such service was credited under the applicable Company Employee Plan or La Jolla policy; provided, however, that such service shall not be recognized for purposes of benefit accruals under any defined benefit pension plan, nonqualified deferred compensation plan, or retiree health or welfare plan or arrangement or vesting of any cash, equity or equity-based compensation plan, program or arrangement; and provided further that such recognition of service shall not operate to duplicate any benefits of a Continuing Employee with respect to the same period of service or to the extent that such service is not recognized under such Parent Benefit Plan for other employees of Parent and its Subsidiaries. In addition, Parent shall, or shall cause La Jolla to, use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any Parent Benefit Plan that is a welfare benefit plan in which such Continuing Employees are eligible to participate after the Effective Time, other than preexisting condition limitations, exclusions or waiting periods that are already in effect with respect to such Continuing Employees and that have not been satisfied or waived as of the Effective Time under any welfare benefit plan maintained for the Continuing Employees immediately prior to the Effective Time; and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time during the plan year in which the Closing Date occurs in satisfying any applicable deductible or out-of-pocket requirements under any Parent Benefit Plan that is a welfare plan in which such Continuing Employees are eligible to participate after the Effective Time. Notwithstanding the foregoing, Parent’s obligations under this this section shall be conditioned on La Jolla using its commercially reasonable efforts to provide all information and assistance as Parent may reasonably request in connection with the benefits to be provided under the Parent Benefit Plans.

21.	Fees and Expenses.

Parent and Purchaser have retained D.F. King & Co., Inc. to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary and Paying Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent, the Depositary and the Paying Agent each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Information Agent, the Depositary and the Paying Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

22.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. La Jolla is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than 10 business days from the date of this Offer to Purchase, setting forth the recommendation of the La Jolla Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning La Jolla” above.

Innoviva Acquisition Sub, Inc.

July 25, 2022

SCHEDULE I

Certain Information Concerning the Directors and Executive Officers of Innoviva, Inc.

The information presented on this Schedule I sets forth the name, current business address, present principal occupation or employment, and the material occupations, positions, offices, or employment for the past five years of each executive officer of Innoviva, Inc. (“Innoviva,” “we,” “us,” or “our”) and each member of the board of directors of Innoviva (the “Board of Directors”). None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Except as disclosed on this Schedule I or otherwise in this Offer to Purchase, none of the listed persons has engaged in any transaction or series of transactions with Innoviva over the past two years that had an aggregate value that exceeds $60,000. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States of America. The current business address for each person listed on this Schedule I is c/o Innoviva, Inc., 1350 Old Bayshore Highway, Suite 400, Burlingame, CA 94010 and the telephone number for each person listed below is (650) 238-9600.

Name	Position with Innoviva
Pavel Raifeld	Chief Executive Officer
Marianne Zhen	Chief Accounting Officer
George W. Bickerstaff, III	Director
Deborah L. Birx, M.D.	Director
Mark A. DiPaolo, Esq.	Director
Jules Haimovitz	Director
Odysseas D. Kostas, M.D.	Director
Sarah J. Schlesinger, M.D.	Director

Pavel Raifeld, CFA was appointed Chief Executive Officer in May 2020. Prior to his appointment, Mr. Raifeld served on the investment team at Sarissa Capital Management LP. Earlier, he was a senior member of the healthcare investment banking team at Credit Suisse Securities (USA) LLC. Previously, Mr. Raifeld worked as a consultant, primarily specializing in advising biopharmaceutical companies, at McKinsey & Company, Inc. and The Boston Consulting Group Ltd. Mr. Raifeld earned an AB degree from Harvard University and an MBA degree from Columbia University.

Marianne Zhen, CPA was appointed Chief Accounting Officer in July 2018 and also serves as Secretary. Ms. Zhen joined Innoviva in October 2014 as Corporate Controller. Prior to joining Innoviva, Ms. Zhen served as the Corporate Controller at Steelwedge Software Inc. from 2012 to 2014, Intelmate from 2011 to 2012 and Model N, Inc. from 2007 to 2011. Previously, Ms. Zhen served as a member of the board of directors of the California Society of Certified Public Accountants (“CalCPA”) Peninsula/Silicon Valley Chapter. Ms. Zhen earned a Bachelor of Science degree in Business Administration with a concentration in Accounting from San Francisco State University. She is a member of the American Institute of Certified Public Accountants and a member of CalCPA.

George W. Bickerstaff, III has served as a member of our Board of Directors since December 2017 and Chairperson of our Board of Directors since December 2020. Mr. Bickerstaff is currently the chair of the Audit Committee of the Board of Directors (the “Audit Committee”) and a member of the Compensation Committee of the Board of Directors (the “Compensation Committee”). He currently serves as a Managing Director of M.M. Dillon & Co., LLC, an investment banking firm. Prior to joining M.M. Dillon & Co., LLC, Mr. Bickerstaff held various positions with Novartis International AG, a global leader in pharmaceuticals and consumer health, including Chief Financial Officer of Novartis Pharma AG. Prior to joining Novartis, Mr. Bickerstaff was the

Chief Financial Officer of IMS Health, Division of Dun & Bradstreet. Mr. Bickerstaff currently serves on the board of directors of CareDx, Inc. Mr. Bickerstaff previously served on the board of directors of Cardax, Inc., Sio Gene Therapies Inc., Inovio Pharmaceuticals, Inc. and Ariad Pharmaceuticals, Inc. Mr. Bickerstaff holds degrees in engineering and business administration from Rutgers University.

Deborah L. Birx, M.D. has served as a member of our Board of Directors since March 2021 and is currently a member of the Audit Committee and the Nominating/Corporate Governance Committee of the Board of Directors (the “Nominating/Corporate Governance Committee”). Dr. Birx most recently served as the response coordinator of the White House Coronavirus Task Force, where she made recommendations to the vice president using data integration to drive decision making, as well as worked closely with state officials across the country to provide state-specific advice and guidance. In 2014, Dr. Birx became an Ambassador-at-Large, when she assumed the role of the Coordinator of the United States Government Activities to Combat HIV/AIDS and U.S. Special Representative for Global Health Diplomacy, a position she served in until January 2021. As the U.S. Global AIDS Coordinator, Dr. Birx oversaw the President’s Emergency Plan for AIDS Relief (PEPFAR), the largest commitment by any nation to combat a single disease in history, at the CDC as well as all U.S. Government engagement with the Global Fund to Fight AIDS, Tuberculosis and Malaria. From 2005 until 2014, Dr. Birx served successfully as the Director of CDC’s Division of Global HIV/AIDS (DGHA) in the CDC Center for Global Health. From 1996 until 2005, she served as the Director of the U.S. Military HIV Research Program (USMHRP) at the Walter Reed Army Institute of Research. During this time, she also rose to the rank of Colonel. Then known as Colonel Birx, she was awarded two prestigious U.S. Meritorious Service Medals and the Legion of Merit Award for her groundbreaking research, leadership and management skills during her tenure at the Department of Defense (DoD). In 1985, Dr. Birx began her career with the DoD as a military trained clinician in immunology, focusing on HIV/AIDS vaccine research. Dr. Birx has published over 230 manuscripts in peer-reviewed journals, authored nearly a dozen chapters in scientific publications, as well as developed and patented vaccines. She received her medical degree from the Hershey School of Medicine, Pennsylvania State University in 1980 and her B.S. from Houghton College in 1976. Dr. Birx is board certified in internal medicine, allergy and immunology, and diagnostic and clinical laboratory immunology.

Mark A. DiPaolo, Esq. has served as a member of our Board of Directors since February 2018. Mr. DiPaolo has been a Senior Partner and the General Counsel of Sarissa Capital Management LP, a registered investment advisor, since May 2013. Sarissa Capital Management LP focuses on improving the strategies of companies to enhance shareholder value. From 2005 - 2013, Mr. DiPaolo served as a senior member of Icahn Capital’s investment team, working on all aspects of Carl Icahn’s activist investment strategy. Prior to working with Icahn Capital, Mr. DiPaolo was an attorney with Willkie Farr & Gallagher LLP. From August 2017 to September 2018, Mr. DiPaolo previously served as a member of the board of directors of Novelion Therapeutics, Inc., a publicly traded biopharmaceutical company. Mr. DiPaolo received his B.A. degree from Fordham University and his J.D. degree from Georgetown University.

Jules Haimovitz has served as a member of our Board of Directors since February 2018 and is currently a member of the Audit Committee, the chair of the Compensation Committee and a member of the Nominating/Corporate Governance Committee of the Board of Directors. Mr. Haimovitz is currently President of Haimovitz Consulting, Inc. and chair of the board of directors of Armata Pharmaceuticals, Inc. He previously served as a member of the board of directors of Ariad Pharmaceuticals, where he was also a member of its audit committee; Dial Global, Inc., where he was also member of its audit committee; and Imclone Pharmaceuticals, where he served as chairperson of its audit committee. Mr. Haimovitz has also served as Chief Executive Officer or Chief Operating Officer of the following companies: Spelling Entertainment, Inc., King World Productions and VJN, Inc. Mr. Haimovitz holds a B.S. and M.A. degree in Mathematics from Brooklyn College.

Odysseas D. Kostas, M.D. has served as a member of our Board of Directors since December 2017. He is a Partner and Senior Managing Director at Sarissa Capital Management LP, which he joined in 2016. Sarissa Capital Management LP focuses on improving the strategies of companies to enhance shareholder value. From 2011-2015, Dr. Kostas was at Evercore ISI covering the biotechnology and pharmaceutical industries, most recently as a Director. Prior to joining Evercore, Dr. Kostas was a Consultant and Senior Associate Analyst at Sanford C. Bernstein and Co., Inc. Previously, he practiced internal medicine as part of the Yale New Haven Health system and was engaged as a consultant to various biotechnology companies. Dr. Kostas currently serves on the board of directors of Armata Pharmaceuticals, Inc. and previously served on the board of directors of Enzon Pharmaceuticals, Inc. Dr. Kostas holds a BS from Massachusetts Institute of Technology (MIT) and an M.D. from the University of Texas Southwestern Medical School.

Sarah J. Schlesinger, M.D. has served as a member of our Board of Directors since February 2018 and is currently a member of the Compensation Committee and the chair of the Nominating/Corporate Governance Committee. Dr. Schlesinger is an Associate Professor of Clinical Investigation at Rockefeller University and Senior Attending Physician at Rockefeller University Hospital. Dr. Schlesinger led the Dendritic Cell section of the Division of Retrovirology at the Walter Reed Army Institute of Research and was also a member of the Division of Infectious and Parasitic Disease Pathology at the Armed Forces Institute of Pathology from 1994 to 2002. In 2002, Dr. Schlesinger rejoined Rockefeller University and began working with the International AIDS Vaccine Initiative as a Scientist in Vaccine Research and Design. Dr. Schlesinger has been a member of Rockefeller University Hospital’s Institutional Review Board (“IRB”) (Ethics Committee) since 2003 and previously served as IRB’s vice-chairperson. In 2017, she assumed the position of chairperson of the IRB. She is currently the director of the education and training programs at Rockefeller University Center for Clinical and Translational Science and serves on the Medical Staff Executive Committee of Rockefeller University Hospital. Dr. Schlesinger currently serves on the board of directors of Armata Pharmaceuticals, Inc. and the board of three non-profit organizations: the AIDS Vaccines Advocacy Coalition, Global Viral and The Hastings Center, the pre-eminent center for the study of bioethics. Dr. Schlesinger served as an independent corporate director of Ariad Pharmaceuticals from 2013 until its sale to Takeda Pharmaceutical Company Limited in 2017. Dr. Schlesinger has a B.A. from Wellesley College and an M.D. from Rush Medical College in Chicago, Illinois.

Certain Information Concerning the Directors and Executive Officers of Innoviva Acquisition Sub, Inc.

The information presented on this Schedule I sets forth the name, current business address, present principal occupation or employment, and the material occupations, positions, offices, or employment for the past five years of each executive officer of Innoviva Acquisition Sub, Inc. (“Purchaser”) and each member of the board of directors of Purchaser. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Except as disclosed on this Schedule I or otherwise in this Offer to Purchase, none of the listed persons has engaged in any transaction or series of transactions with Purchaser over the past two years that had an aggregate value that exceeds $60,000. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States of America. The current business address for each person listed on this Schedule I is c/o Innoviva Acquisition Sub, Inc., 1350 Old Bayshore Highway, Suite 400, Burlingame, CA 94010 and the telephone number for each person listed below is (650) 238-9600.

Name	Position with Purchaser
Pavel Raifeld	President, Director
Marianne Zhen	Secretary, Director

Pavel Raifeld, CFA was appointed a Director of Purchaser in April 2022 and President of Purchaser in May 2022, and Chief Executive Officer of Innoviva in May 2020. Prior to his appointments, Mr. Raifeld served on the investment team at Sarissa Capital Management LP. Earlier, he was a senior member of the healthcare investment banking team at Credit Suisse Securities (USA) LLC. Previously, Mr. Raifeld worked as a consultant, primarily specializing in advising biopharmaceutical companies, at McKinsey & Company, Inc. and The Boston

Consulting Group Ltd. Mr. Raifeld earned an AB degree from Harvard University and an MBA degree from Columbia University.

Marianne Zhen, CPA was appointed a Director of Purchaser in April 2022 and Secretary of Purchaser in May 2022, and Chief Accounting Officer of Innoviva in July 2018 and also serves as Innoviva’s Secretary. Ms. Zhen joined Innoviva in October 2014 as Corporate Controller. Prior to joining Innoviva, Ms. Zhen served as the Corporate Controller at Steelwedge Software Inc. from 2012 to 2014, Intelmate from 2011 to 2012 and Model N, Inc. from 2007 to 2011. Previously, Ms. Zhen served as a member of the board of directors of the California Society of Certified Public Accountants (“CalCPA”) Peninsula/Silicon Valley Chapter. Ms. Zhen earned a Bachelor of Science degree in Business Administration with a concentration in Accounting from San Francisco State University. She is a member of the American Institute of Certified Public Accountants and a member of CalCPA.

SCHEDULE II

GENERAL CORPORATION LAW OF DELAWARE

SECTION 262 APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and

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who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court

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shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s

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demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

The Letter of Transmittal and any other required documents should be sent to the Depositary & Paying Agent as follows:

The Depositary & Paying Agent for the Offer is:

American Stock Transfer & Trust Co., LLC

If delivering by hand, express mail, courier, or other expedited service:	By mail:

American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY AND PAYING AGENT.

Questions and requests for assistance may be directed to the Information Agent at the telephone number and locations listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at the telephone number and location listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Stockholders Call (Toll-Free): (888) 644-6071

Banks and Brokers Call: (212) 269-5550

By Email: LJPC@dfking.com